Exhibit 99.1

Toronto, November 13, 2007
 No. 29/07
IAMGOLD 2007 THIRD QUARTER RESULTS

All amounts are expressed in US dollars, unless otherwise indicated.

Third Quarter Highlights:
■
Revenue was $170.2 million and net earnings were $19.5 million, a year over year increase of 159% and 45%, respectively, incorporating the contributions of an acquisition in the fourth quarter last year.

■	Revenue increased 2% and net earnings, on an adjusted basis(1), increased 58% versus the previous quarter.
■	Record operating cash flow at $29.8 million; a 66% increase over the third quarter of 2006 and a 112% increase over the second quarter of 2007.
■	Attributable gold production was 242,000 ounces as expected.
■	Gold Institute (GI) cash costs(2) of production was $437 per ounce.
■	Cash, short-term deposits and gold bullion position as at September 30, 2007 was $222.9 million valuing gold bullion at market, compared to $189.5 million as at June 30, 2007.
■	Agreement reached to sell the Sleeping Giant mine after completion of mining.
■	A strategic decision was taken to divest of La Arena.

Consolidated Financial Results Summary

	Three Months Ended September 30,		Nine Months Ended September 30,
(unaudited)	2007	2006	2007	2006
(in $000’s except where noted)	$	$	$	$
Net earnings (loss)	19,527	13,425	(50,558)	63,114
Net earnings (pre-impairment)(1)	19,527	13,425	43,167	63,114
Net earnings (loss) per share
- basic ($/share)	0.07	0.08	(0.17)	0.38
- diluted ($/share)	0.07	0.08	(0.17)	0.37
Net earnings (pre-impairment) (1) per share
- basic and diluted ($/share)	0.07	0.08	0.15	0.38
Operating cash flow	29,788	17,919	60,502	63,989
Gold produced IMG share (oz)	242,000	140,000	712,000	421,000
GI cash cost ($/oz) (2)	437	329	422	297
Average realized gold price ($/oz)	674	620	661	601
(1)	Net earnings (pre-impairment) is a non-GAAP measure and represents net earnings (loss) without the impairment charge accounted for during the second quarter of 2007.

(2)	Gold Institute cash cost per ounce is also a non-GAAP measure. Please refer to Supplemental Information attached to the MD&A for a reconciliation to GAAP.

A conference call to review the Corporation’s third quarter results will take place on Tuesday, November 13, 2007 at 11:00 a.m. EST. Local call-in number: 416-644-3414 and N.A. toll-free: 1-800-733-7571. This conference call will also be audiocast on our website (www.iamgold.com).

A replay of this conference call will be available from 2:00 p.m. November 13 to November 20, 2007 by dialing local: 416-640-1917, passcode: 21247871# and N.A. toll-free: 1-877-289-8525, passcode: 21247871#. A replay will also be available on IAMGOLD’s website.

Management’s Discussion and Analysis of Financial Position and Results of Operations

The following Management’s Discussion and Analysis (“MD&A”), dated November 12, 2007, should be read in conjunction with the MD&A for the year ended December 31, 2006, the Company’s annual audited consolidated financial statements, the notes relating thereto, the supplementary financial information included in the Company’s annual report, and the unaudited interim consolidated financial statements and notes contained in this report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All figures in this MD&A are expressed in US dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or at www.sec.gov.

Overview

IAMGOLD Corporation (“IAMGOLD” or “IMG” or the “Company”) is an established senior mid-tier gold mining and exploration company. Following the acquisition of Gallery Gold Limited (“GGL”) and Cambior Inc. (“Cambior”) in 2006, IAMGOLD’s interests include eight operating gold mines, a diamond royalty, a niobium producer, and exploration projects located throughout Africa and the Americas. Its advanced exploration projects include the Camp Caiman project in French Guiana, the Quimsacocha project in Ecuador, the Buckreef project in Tanzania and the Westwood project in Quebec. IAMGOLD’s securities trade on the Toronto, New York, and Botswana stock exchanges.

The Company realized net earnings for the third quarter of 2007 of $19.5 million or $0.07 per share, compared to net earnings of $13.4 million or $0.08 per share for the third quarter of 2006. Net loss for the first nine months of 2007 was $50.6 million or $0.17 per share compared to net earnings of $63.1 million or $0.38 per share for the first nine months of 2006. Excluding the Mupane impairment charge, net earnings for the first nine months of 2007 would have been $43.2 million or $0.15 per share. Revenues in 2007 benefited from stronger gold prices but were offset by higher operating costs at the mining operations primarily related to higher labour, fuel costs and maintenance costs, royalty payments, and foreign exchange rate movements. Net earnings were also positively impacted by the contribution of the Niobec mine. The impairment charge at Mupane is attributable to a reduction in expected future cash flows from this mine.

Operating cash flow for the third quarter of 2007 was $29.8 million compared to $17.9 million in the third quarter of 2006. Operating cash flow for the first nine months of 2007 was $60.5 million compared to $64.0 million for the first nine months of 2006. The decrease is a result of lower earnings and no dividends being received from Tarkwa and Damang during the third quarter of 2007, due to reinvestment of cash in operations.

The Company’s cash, short-term deposit and gold bullion position totaled $222.9 million as at September 30, 2007 with gold bullion valued at market.

Acquisitions

Cambior Inc.

On November 8, 2006, the Company acquired all of the issued and outstanding shares of Cambior Inc.. The preliminary purchase price has been determined to be $1.1 billion, including transaction costs of $4.6 million. The Company has made a preliminary allocation of this price to the individual assets acquired and is in the process of determining the final allocation with the assistance of third party consultants. The final allocation will be completed during the fourth quarter of 2007.

Summarized Financial Results
	2007			2006				2005
(in $000’s except where noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Net earnings (loss)	19,527	(81,370)	11,285	9,367	13,425	29,838	19,851	6,178
Net earnings (loss) per share - basic and diluted	0.07	(0.28)	0.04	0.04	0.08	0.17	0.13	0.04
Operating cash flow	29,788	14,062	16,652	2	17,919	24,276	21,794	18,002
Cash, short-term deposits and gold bullion (at cost)	161,380	141,818	159,256	173,376	170,231	151,275	133,323	110,197
(at market)	222,855	189,538	208,649	218,345	210,331	193,493	170,864	137,496
Gold produced
(000 oz – IMG share)	242	251	219	219	140	158	123	117
Weighted average GI cash cost ($/oz – IMG share)*	437	413	416	368	329	290	271	276
Average realized gold price ($/oz)	674	660	654	619	620	621	553	485
Gold spot price ($/oz)**	680	667	650	613	622	628	554	485
*	Weighted average Gold Institute cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.
**	Average gold price as per the London Gold PM fix, over the quarter.

IAMGOLD Attributable Production and Costs

The table below presents the production attributable to IAMGOLD’s ownership in its operating gold mines along with the weighted average cost of production.

	2007			2006
Production (000 oz)	Q3	Q2	Q1	Q4		Q3	Q2	Q1
Sadiola—38%	35	34	31	50		46	52	42
Yatela—40%	30	33	35	34		33	40	33
Mupane—100%	22	24	17	24		19	22	–
Rosebel—95%	71	69	46	38	(1)	–	–	–
Doyon—100%	32	34	31	23	(1)	–	–	–
Sleeping Giant—100%	14	18	17	8	(1)	–	–	–
Tarkwa—18.9%	29	32	33	34		33	33	36
Damang—18.9%	9	7	9	8		9	11	12
Total production	242	251	219	219		140	158	123
Total weighted cash cost* ($/oz—IMG share)	445	425	436	389		348	315	294
Weighted GI cash cost* ($/oz—IMG share)	437	413	416	368		329	290	271
(1)	For the period November 8, 2006 to December 31, 2006.
*	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold production at the operating mines in the third quarter of 2007 was 73% ahead of production compared to the third quarter of 2006 which is mainly a result of the addition of production from the Rosebel, Doyon and Sleeping Giant mines.

Gold production in the first nine months of 2007 was 69% ahead of production compared to the first nine months of 2006 mainly due to the addition of production from the Mupane, Rosebel, Doyon and Sleeping Giant mines, offset by a reduction at the Sadiola mine.

Gold cash costs, as defined by the Gold Institute (“GI”) for all gold mines, were $437 per ounce during the third quarter of 2007 compared to $329 per ounce during the third quarter of 2006 and $413 per ounce during the second quarter of 2007. GI cash costs have increased due to abnormally high rainfall impacting the Tarkwa operations, the higher volume being produced at Rosebel, the cost pressures faced at the Mupane mine, foreign exchange rate movements, and royalty payments. GI costs were $422 per ounce during the first nine months of 2007 compared to $297 per ounce during the same period in 2006. The increase is due to the two acquisitions during 2006 of Gallery Gold and Cambior, as well as cost pressures seen throughout the mining industry.

Outlook

The Company’s attributable share of gold production in 2007 from the above operating mines is estimated to be approximately 970,000 ounces of gold at a GI cash cost in the range of approximately $410 to $420 per ounce, including royalties based on a gold price of $650 per ounce.

Realized gold prices above $650 per ounce will increase GI cash costs. Given the current production and sales levels by mine site, for every $100 per ounce rise in gold price above $650, royalty costs will increase by approximately $10 per ounce.

The estimated production is impacted by lower recovery at Sadiola, lower head grades at Damang and lower production at Mupane due to fewer tonnes processed and lower head grades. The expected unit GI costs are driven by lower production, higher drilling, processing, fuel and labour costs, royalties, and foreign exchange rate movements. This anticipated measure is not necessarily indicative of net earnings or cash flows from operations as determined under GAAP and could differ materially from actual results depending on risks, uncertainties and factors such as gold price, royalties, foreign exchanges rates, and fuel costs.

Market Trends

IAMGOLD generates revenues from the sale of gold and ferroniobium and a royalty interest in a diamond mine.

During the first nine months of 2007, the gold price displayed considerable volatility and traded between $649 and $743 per ounce. The closing price as at September 30, 2007 was $743 per ounce. Gold price averaged $680 per ounce during the third quarter of 2007 and $666 per ounce during the first nine months of 2007 compared to $622 and $601 per ounce in the same periods respectively in 2006.

Niobium is a strengthening element used in the manufacturing of specialty steel alloys. Demand is rising strongly, supported by growth in China, high demand for pipeline steels, and favorable economic conditions. Demand is expected to remain strong for at least the next two years. Ferroniobium prices, like demand, have increased to record levels during 2007 and continue to rise.

The Canadian dollar continued to strengthen compared to the US dollar and reached 0.9948 as at September 30, 2007 with an average rate of 1.0455 for the third quarter of 2007 and 1.1055 for the first nine months of 2007. This had a negative impact of the Canadian operations results of approximately $1.8 million on the third quarter of 2007 compared to the second quarter of 2007.

Results of Operations

Mining and Working Interests

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
($ 000’s)	$	$	$	$
Revenues	170,221	65,659	483,885	182,095
Mining costs	106,755	30,621	317,015	80,343
Depreciation, depletion and amortization	26,882	11,243	79,054	30,623
Earnings from mining interests	36,584	23,795	87,816	71,129
Tarkwa	3,939	4,813	15,492	17,961
Damang	984	944	2,028	4,609
Earnings from working interests	4,923	5,757	17,520	22,570
Total earnings from mining and working interests(1)	41,507	29,552	105,336	93,699
Net earnings (loss) as per financial statements	19,527	13,425	(50,558)	63,114
(1)
Non-GAAP measure: The Company reports total earnings from mining and working interests. This is an additional information and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Please refer to the consolidated statement of earnings.

Mining interests include the Company’s proportionate share of assets, liabilities and results of operations from its joint venture interests in the Sadiola and Yatela mines and the financial position, results of operations from the 100% owned Mupane, Doyon, Sleeping Giant and Niobec mines, and the 95% owned Rosebel mine.

The working interests owned by the Company are an 18.9% interest in each of two Ghanaian registered companies, Gold Fields Ghana Limited (owns the Tarkwa mine) and Abosso Goldfields Limited (owns the Damang mine).

During the third quarter of 2007, the Company’s consolidated mining revenues were 159% higher than the third quarter of 2006. The increase in 2007 was attributable to an increase in the average gold price and higher gold production with the inclusion of the Rosebel, Doyon and Sleeping Giant mines. Also contributing to the rise in revenues were the sales of ferroniobium. The average gold revenue recorded for all gold mines was $674 per ounce in the third quarter of 2007 compared to $620 per ounce during the third quarter of 2006. The average gold revenue for all gold mines was $661 per ounce during the first nine months of 2007 compared to $601 per ounce during the first nine months of 2006. Revenues for the first nine months of the year were $483.9 million compared to $182.1 million for the first nine months of 2006. The increase is due to acquisitions and the higher gold price.

The Company’s mining costs of $106.8 million in the third quarter of 2007 and $317.0 million, in the first nine months of 2007 were higher than in 2006 as a result of the acquisition of mines in 2006 and general increases to the input costs of operations.

The net loss for the nine month period was $50.6 million compared to net earnings of $63.1 million for the first nine months of 2006. The loss is primarily attributable to the impairment of the Mupane asset during the second quarter of 2007.

Sadiola Mine (IAMGOLD interest – 38%)
Summarized Results
100% Basis

	2007			2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total material mined (000t)	4,725	7,742	7,597	7,295	5,221	5,894	5,022
Ore milled (000t)	981	1,048	1,030	1,181	1,320	1,210	1,110
Head grade (g/t)	3.8	4.0	3.6	4.9	3.1	4.2	3.5
Recovery (%)	75	79	78	77	93	85	88
Gold production – 100% (000 oz)	92	89	83	131	121	136	111
Gold sales – 100% (000 oz)	94	92	89	127	127	131	111
Gold revenue ($/oz)*	681	666	652	614	626	628	553
Direct cash costs ($/oz)**	447	474	443	309	268	259	285
Production taxes ($/oz)**	42	42	42	36	39	36	33
Total cash cost ($/oz)**	489	516	485	345	307	295	318
Cash cost adjustments ($/oz)**	(104)	(110)	(76)	(52)	(38)	(38)	(45)
GI cash costs ($/oz)**	385	406	409	293	269	257	273
*      Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold production at the Sadiola mine, located in Mali, on a 100% basis, was 92,000 ounces during the third quarter of 2007 compared to 121,000 ounces during the third quarter of 2006 due to less ore milled, and lower recovery. During the third quarter of 2007, tonnage mined was 10% lower than the third quarter of 2006 due to an abnormally heavy rainy season. Ore milled decreased by 26% compared to the third quarter of 2006. In the 2006 quarter, mainly oxide material was processed which allowed high throughput rates and gave good recovery. In the third quarter of 2007, more soft sulphide material was processed which required a longer retention time, thus was processed at a reduced throughput. In addition, the oxide material which was processed during the third quarter 2007 came from a satellite pit which was slightly harder than the main pit oxide material processed in 2006. The recovery of 75% in the third quarter of 2007 was lower the third quarter 2006. This was due to the fact that soft oxide material was processed during the third quarter of 2006 which gave high recovery and the soft sulphide material processed during the third quarter of 2007 gave poorer than expected recovery. For the remainder of the year, a mixture of oxide ore and lower grade soft sulphide ore will be fed to the plant in order to improve the recovery and gold production.

Direct cash costs, on a 100% basis, in the third quarter of 2007, at $41.3 million, were higher than the $32.4 million recorded during the third quarter of 2006. This is a result of the processing of more metallurgically complex soft sulphide tonnes in the plant. The material treated in the third quarter was more costly to treat due to the additional reagents required. In the third quarter of 2007, 61% of the mill feed was sulphide material versus 100% oxide feed in the third quarter of 2006. The stripping ratio was 4.1 in the third quarter of 2007 versus 4.2 in the same quarter of 2006. The lower stripping ratio was due to higher ore production mined from the satellite pits in 2007. The GI cash costs per ounce at $385 were higher than the $269 recorded in the third quarter of 2006 due to higher consumables costs and fewer ounces of gold produced. The GI cash costs per ounce were $400 during the first nine months of 2007 compared to $266 during the same period of 2006.

Capital expenditures on a 100% basis during the third quarter of 2007 were $2.4 million and $6.9 million for the first nine months of 2007, and were spent on drilling of the deep sulphide zone, additional pit dewatering infrastructure, and the costs associated with installing a gravity concentrator in the mill circuit.

Work continued on the deep sulphide project during the quarter which consisted of metallurgical testing and a redesign of the open pit. The metallurgical testwork focused on bioleaching of flotation concentrates.

There were no dividend distributions during the third quarter of 2007. On a year-to-date basis, dividend distributions of $22.5 million were made by Sadiola with IAMGOLD’s share being $8.6 million.

Yatela Mine (IAMGOLD interest – 40%)
Summarized Results
100% Basis

	2007			2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total operating material mined (000t)	1,497	780	877	1,151	1,126	2,291	3,035
Capitalized waste mined pit cutback (000t)	1,630	3,478	3,348	3,402	2,416	928	-
Ore crushed (000t)	649	842	716	907	670	810	820
Head grade (g/t)	2.3	5.0	3.3	3.9	3.0	4.9	4.5
Gold stacked (000 oz)	48	136	75	101	64	128	119
Gold production – 100% (000 oz)	75	83	88	85	84	100	82
Gold sales – 100% (000 oz)	78	80	90	83	84	100	87
Gold revenue ($/oz)*	679	666	651	618	621	627	555
Direct cash costs ($/oz)**	160	117	204	262	228	200	200
Production taxes ($/oz)**	42	38	40	36	37	38	36
Total cash cost ($/oz)**	202	155	244	298	264	238	236
Cash cost adjustments ($/oz)**	39	72	(64)	(64)	(25)	(21)	(29)
GI cash costs ($/oz)**	241	227	180	234	239	217	207
*      Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold production of the Yatela mine, located in Mali, on a 100% basis, was 75,000 ounces for the third quarter of 2007 and was 11% lower than the third quarter of 2006. The decrease in gold production was the result of less gold being stacked during the third quarter 2007 than in 2006. Stacked tonnage was 25% lower in the third quarter of 2007 as a result of decreased availability of the crushing and stacking equipment, an increase in the hardness of the crushed material and an abnormally heavy rainy season. Total mining tonnage, including both operating material and capital waste, decreased 12% to 3.1 million tonnes for the third quarter of 2007 as a result of increased depth in the pushback, lower equipment availability and higher rainfall.

Direct cash costs, on a 100% basis, for the third quarter of 2007 were $12.1 million, which is lower than the $19.2 million recorded in the third quarter of 2006. The decrease is a result of a required change in accounting policy for stripping at the Yatela operations. (See “Changes in Canadian Accounting Policies”). As a result of the recent guidance under Canadian GAAP, stripping costs associated with the deepening of the Yatela pit are now being capitalized and prior accumulated deferred stripping balances are being amortized over the units of production to be exposed by that stripping.

Gold Institute cash costs of $241 per ounce were 1% higher in the third quarter of 2007 compared to the third quarter of 2006 as a result of lower gold production and the change in accounting policy for stripping. The GI cash costs per ounce were $214 during the first nine months of 2007 compared to $221 in 2006.

Capital expenditures on a 100% basis, at Yatela totalled $7.3 million for the third quarter of 2007 and $28.4 million for the first nine months of 2007 and were mainly spent on capitalized waste stripping and the construction of leach pads.

Dividend distributions of $20.0 million were declared by Yatela to its shareholders during the third quarter of 2007 with IAMGOLD’s share being $8.0 million ($60.0 million and $24.0 million respectively on a year-to-date basis). IAMGOLD subsequently received the $8 million distribution in November 2007.

Mupane Mine (IAMGOLD interest—100%)
Summarized Results
100% Basis

	2007			2006
	Q3	Q2	Q1	Q4	Q3	Q2
Total material mined (000t)	1,588	2,423	2,075	2,036	1,928	2,167
Ore milled (000t)	238	233	183	228	220	240
Head grade (g/t)	3.4	3.7	3.3	3.6	3.0	3.3
Recovery (%)	86	87	86	90	89	87
Gold production - 100% (000 oz)	22	24	17	24	19	22
Gold sales - 100% (000 oz)	25	23	19	19	21	24
Gold revenue ($/oz)*	635	617	606	618	589	591
Direct cash costs ($/oz)**	561	482	635	503	497	401
Production taxes ($/oz)**	41	30	29	26	34	30
Total cash cost ($/oz)**	602	512	664	529	531	431
Cash cost adjustments ($/oz)**	(11)	(13)	(14)	9	(12)	(36)
GI cash cost ($/oz)**	591	499	650	538	519	395
*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

As at September 30, 2007, the outstanding Mupane forward sales contracts were as follows:

Year	Forward Sales oz	Average Forward Price ($/oz)	Liability ($000)
2007	19,444	402	4,252
2008	77,776	402	17,874
2009	43,888	407	10,472
Total	141,108	404	32,598

The Mupane forward sales contracts are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices. On delivery of gold into the Mupane forward contracts, the related acquired liability is amortized and recorded into gold revenue. In the third quarter of 2007, 19,444 ounces (58,332 ounces during the first nine months of 2007) of gold were delivered under forward sales contracts.

Revenues were $15.7 million in the third quarter of 2007 and are comprised of the following:

(in $000)	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2007
	$	$
Spot sales	3,642	5,856
Forward sales contracts	7,823	23,470
Silver sales	47	219
Forward sales liability amortization	4,157	12,187
	15,669	41,732

Gold production for the third quarter of 2007 totalled 22,000 ounces, which was a 19% increase from the third quarter of 2006 and a 9% decline compared to the second quarter of 2007.  The increase in production from the same period in 2006 was mainly due to higher mill head grades and more tonnes mined.  The decline in production from the second quarter of 2007 is attributable to lower head grades.

In the third quarter of 2007, 1.6 million tonnes were mined which was 18% lower than the third quarter of 2006 due to poorer equipment availability and the demobilization of one excavator and four haulage trucks from the fleet.  The reduction in the mining fleet was possible as waste stripping requirements in the Tau pit are reducing.

Direct cash costs of $12.4 million in the third quarter of 2007 were higher compared to $11.7 million in the second quarter of 2007 and $9.3 million in the third quarter of 2006 due to an increase in mining unit costs. This increase is the result of higher fuel, tire and maintenance costs and haulage distances. Gold Institute cash costs of $591 per ounce for the third quarter of 2007 were 14% higher than the third quarter of 2006 at $519 per ounce, resulting from the unfavourable conditions mentioned above. The GI cash cost per ounce was $572 during the first nine months of 2007.

Capital expenditures for the first nine months of 2007 were $0.9 million to purchase a new oxygen plant and raise the tailings dam.

During the second quarter of 2007, management updated the long-term mine plan, which resulted in an impairment charge to the Mupane operations of $93.7 million.  The $93.7 million charge consisted of a reduction of goodwill of $32.8 million, a reduction of $8.0 million to other long-term assets (stockpiles) and a reduction of $52.9 million in the carrying value of the Mupane mine, as reflected in the decline in the respective balances when compared to balances at December 31, 2006.

During the third quarter of 2007 a review of the mining operations resulted in renegotiating our mining contract with the third party contractor, which should reduce the costs going forward. The Company has also planned a larger mill motor to be commissioned in the fourth quarter allowing higher throughputs in the plant, which will increase efficiency.

Rosebel Mine (IAMGOLD interest—95%)
Summarized Results
100% Basis

	2007			2006
	Q3	Q2	Q1	Q4(1)
Total material mined (000t)	10,519	8,168	7,205	5,382
Ore milled (000t)	2,076	1,949	1,522	1,173
Head grade (g/t)	1.2	1.2	1.0	1.1
Recovery (%)	93	93	89	92
Gold production - 100% (000 oz)	75	71	48	40
Gold sales - 100% (000 oz)	73	71	48	43
Gold revenue ($/oz)*	668	660	653	625
Direct cash costs ($/oz)**	395	401	442	358
Royalties ($/oz)**	63	66	63	58
Total cash cost ($/oz)**	458	466	505	416
GI cash cost ($/oz)**	458	466	505	416
(1)	For the period November 8 to December 31, 2006.
*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

During the third quarter of 2007, the Rosebel mine produced, on a 100% basis, 75,000 ounces of gold at a Gold Institute cash cost of $458 per ounce and 194,000 ounces at a GI cash cost of $472 per ounce during the first nine months of 2007. Unit costs decreased in comparison with the first and second quarter due to the dry season starting in the third quarter.

On a year-to-date basis, production and costs were adversely affected by a three week strike at site during the first quarter of 2007. The strike was settled and the mine workers accepted a three year labour agreement. Mining during the second quarter took place in higher grade areas of the pits and activities were impacted, as anticipated, by the rainy season. The unit cost was negatively impacted by a higher fuel price and higher costs for tires and maintenance.

Capital expenditures amounted to $9.6 million during the third quarter of 2007 and $19.8 million for the first nine months of 2007 and were mainly related to purchases of equipment and capitalized exploration expenditures. In July, the Company initiated a $26 million investment at Rosebel which consists of the installation of an additional ball mill, leaching tanks and equipment. The ball mill is currently owned by the Company and will be relocated from Guyana. This project will allow Rosebel to maintain current milling rates that will be experienced in the future as mining progresses deeper into the pits and as we process harder material. The investment will also optimize various areas of the mill that were originally designed to 12,000 tonnes per day and will result in better recovery. The project is expected to be completed in 2008 and generate an internal rate of return in excess of 20%.

Doyon Division (IAMGOLD interest—100%)
Summarized Results
100% Basis

	2007			2006
	Q3	Q2	Q1	Q4(1)
Total material mined (000t)	148	166	161	102
Ore milled (000t)	154	173	147	114
Head grade (g/t)	6.6	6.5	6.8	6.7
Recovery (%)	96	96	96	96
Gold production - 100% (000 oz)	32	34	31	23
Gold sales - 100% (000 oz)	29	28	33	23
Gold revenue ($/oz)*	692	664	655	629
Direct cash costs ($/oz)**	464	460	508	403
Royalties ($/oz)**	46	50	56	48
Total cash cost ($/oz)**	510	510	564	451
Stockpile adjustment **	31	23	(55)	-
GI cash cost ($/oz)**	541	533	509	451
(1)	For the period November 8 to December 31, 2006.
*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

During the third quarter of 2007, gold production of the Doyon division was 32,000 ounces compared to 34,000 and 31,000 ounces during the second and first quarter of 2007 respectively. During the first quarter of 2007, the new copper flotation circuit was commissioned at the Doyon mill, one month ahead of schedule. The circuit was fully operational during the second quarter of 2007. Metallurgical results have exceeded expectations. Despite the decrease in ore milled during the third quarter of 2007, total cash costs per ounce were equal to the second quarter of 2007 due to rigorous review of operations and execution of cost saving initiatives.

Gold Institute cash costs were $541 per ounce compared to $533 incurred in the second quarter of 2007. The increase is mainly due to a two week shutdown at the Doyon mine in July and the further strengthening Canadian dollar compared to the US dollar, offset slightly by improved efficiencies.

Operational activities were executed as planned despite challenging ground conditions at the Doyon mine. Capital expenditures amounted to $3.1 million during the third quarter of 2007 and $13.2 million during the first nine months of 2007, and were mainly related to underground infrastructure and development, purchases of equipment and the Westwood-Mooshla exploration project which continues to generate encouraging results as discussed in the exploration and development section.

Sleeping Giant Mine (IAMGOLD interest—100%)
Summarized Results
100% Basis

	2007			2006
	Q3	Q2	Q1	Q4(1)
Total material mined (000t)	37	44	45	21
Ore milled (000t)	37	43	45	22
Head grade (g/t)	12.1	13.1	12.0	11.1
Recovery (%)	97	98	97	97
Gold production - 100% (000 oz)	14	18	17	8
Gold sales - 100% (000 oz)	14	17	17	8
Gold revenue ($/oz)*	692	666	655	629
Direct cash costs ($/oz)**	376	318	371	429
Total cash costs ($/oz)**	376	318	371	429
Stockpile adjustments ($/oz)**	10	(20)	(41)	17
GI cash cost ($/oz)**	386	298	330	446
(1)	For the period November 8 to December 31, 2006.
*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

During the third quarter of 2007, gold production totaled 14,000 ounces at a Gold Institute cash cost of $386 per ounce compared to 18,000 and 17,000 ounces at a GI cash cost of $298 and $330 per ounce during the second and first quarter of 2007 respectively. Production and cost were negatively impacted in the third quarter due to the mining of lower grade areas and the one-week shutdown in July. Production exceeded expectations in the first nine months of 2007 due to improved productivity attributed to the training program for young miners, by lower dilution in certain areas of the mine, and better grade and improved sequencing of mining activities. Costs were also negatively impacted by the strengthening of the Canadian dollar relative to the US dollar.

Capital expenditures at Sleeping Giant totaled $0.2 million during the first nine months of 2007 related to underground exploration. There should be no capital expenditures in the last quarter of the year.

Unionized employees of the Sleeping Giant mine voted during the second quarter of 2007 for the renewal of their collective agreement for a period of three years.

On October 9, 2007, IAMGOLD announced that an option agreement has been signed with Cadiscor Resources Inc. (“Cadiscor”) granting them the right to purchase the Sleeping Giant Mine after the completion of mining and processing for total consideration of up to C$7.0 million.

In the deal reached with Cadiscor, IAMGOLD will continue to mine and process reserves at Sleeping Giant until the end of its current reserve life at which time, Cadiscor will purchase the property and all the related infrastructure assets.  Under the agreement, upon the formal closing planned during the fourth quarter of 2007, Cadiscor will pay C$0.3 million in cash and issue to IAMGOLD 0.6 million Cadiscor common shares and 1.0 million common share purchase warrants entitling IAMGOLD to purchase one common share at a price of C$1.00 until April 1, 2009. Upon exercise of the option to purchase Sleeping Giant, expected late in 2008 but no later than April 1, 2009, Cadiscor will pay C$5.0 million in cash or Cadiscor common share equivalent less the maximum allowable discount permitted by the TSX Venture Exchange. IAMGOLD will also receive C$1.0 million in cash or Cadiscor common share equivalent after 300,000 tonnes of ore from any source are processed through the mill and will retain a net smelter return royalty on future production from Sleeping Giant.

Niobec Mine

Production at the Niobec mine in the third quarter of 2007 was higher than the previous quarter of 2007 due to higher tonnage and grade milled. Higher production was the result of the optimization program initiated in 2005 and improved productivity.

Operating cash flows during the third quarter of 2007 before changes in non-cash working capital were $13.5 million as a result of higher prices ($33.5 million during the first nine months of 2007). Favorable market conditions are expected to support or enhance current prices for at least the next two years.

Capital expenditures at the Niobec mine totaled $5.0 million during the third quarter of 2007 and $13.2 million during the first nine months of 2007, and were mainly due to the shaft deepening program and continued productivity optimization initiatives.

In preparation for a shaft deepening program planned in 2008, investments in a new hoist and headframe extension were initiated in the first quarter of 2007 and should be completed during the fourth quarter of 2007. All activities related to the new hoist installation continue to progress as planned. Other developments in 2008 will include, a study regarding a paste backfill plant which has the potential to double the resources, processing improvements and a scoping study on expansion.

Tarkwa Mine (IAMGOLD interest – 18.9%)
Summarized Results
100% Basis

	2007			2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total operating material mined (000t)	21,443	21,841	24,165	21,639	21,653	22,089	23,848
Capitalized waste mined -
Teberebie pit cutback (000t)	6,287	6,679	4,569	4,596	2,712	1,327	3,192

Heap Leach:
Ore crushed (000t)	3,905	4,212	4,375	4,230	4,200	4,260	4,370
Head grade (g/t)	1.0	1.0	1.0	1.1	1.1	1.2	1.2
Gold stacked (000 oz)	130	141	141	154	152	166	161
Gold production (000 oz)	92	101	104	110	110	120	120

Mill:
Ore milled (000t)	1,308	1,431	1,519	1,350	1,330	1,110	1,300
Head grade (g/t)	1.5	1.5	1.6	1.7	1.5	1.7	1.7
Recovery (%)	98	97	97	97	97	97	97
Gold production (000 oz)	62	69	71	68	64	56	72
Total gold production – 100% (000 oz)	154	170	174	179	174	176	192
Total gold sales – 100% (000 oz)	150	170	174	179	174	176	192
Gold revenue ($/oz)*	679	669	650	611	623	626	552
Direct cash costs ($/oz)**	415	366	371	344	347	328	289
Production taxes ($/oz)**	20	20	19	18	19	19	17
Total cash cost ($/oz)**	435	386	390	363	366	347	306
Gold-in-process adjustments ($/oz)**	(2)	(57)	(15)	(23)	(3)	(8)	(2)
GI cash cost ($/oz)**	433	329	375	340	363	339	304
*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

During the third quarter of 2007, total gold production, on a 100% basis, at the Tarkwa mine, located in Ghana, decreased by 11% from the same period in 2006, and declined by 10% from the second quarter of 2007.  This decline was mainly due to unusually high seasonal rainfall, which had adversely impacted the operations ability to mine and process.  Consequently, the heavy rainfall during the season resulted in fewer tonnes stacked and a reduction in the stacked grade.

In addition, 6.3 million tonnes of capitalized waste, associated with waste stripping at the Teberebie pit, were mined in the third quarter of 2007 compared to 2.7 million tonnes mined in the third quarter of 2006 and 6.7 million tonnes mined in the second quarter of 2007.  The decline in capitalized waste is primarily due to flooding in the Teberebie pit.  Capitalized waste stripping is being carried out at Teberebie in order to provide sufficient feed of hard ores for the SAG mill circuit.  The SAG mill throughput decreased due to a lack of suitable run of mine feed, together with lower volumes of competent material available due to limited access to some of the pits.

Direct cash costs, on a 100% basis, for the third quarter of 2007 were $64.0 million, which were higher than the $60.4 million recorded in the third quarter of 2006. The increase in direct cash costs was the result of higher fuel, maintenance, cyanide and cement costs, and additional costs of power generation.

Gold Institute cash costs of $433 per ounce in the third quarter of 2007 were 19% higher than the third quarter of 2006 due to higher direct operating costs and fewer ounces produced.

Capital expenditures, on a 100% basis, totaled $43.2 million during the third quarter of 2007 and $122.6 million during the first nine months of 2007, and were mainly spent on waste stripping at the Teberebie pit, expansion of the CIL plant and the north heap leach expansion.

During the first nine months of 2007, Tarkwa did not make any cash distributions compared to $30.0 million during the third quarter of 2006 ($110.0 million during the first nine months of 2006), as all internal cash flows were retained to fund the mill expansion. Cash balances at Tarkwa as at September 30, 2007 were $21.9 million (June 30, 2007 - $29.1 million and December 31, 2006 - $20.8 million). Future cash distributions are not expected until the completion of the expansion of the mill and the north heap leach facility.

Damang Mine (IAMGOLD interest – 18.9%)
Summarized Results
100% Basis

	2007			2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total operating material mined (000t)	4,836	4,636	4,371	5,411	5,087	4,262	4,176
Capitalized waste mined - Pit cut back (000t)	2,292	2,745	3,767	2,859	2,370	2,430	2,570
Ore milled (000t)	1,124	1,242	1,384	1,326	1,320	1,300	1,380
Head grade (g/t)	1.4	1.1	1.2	1.3	1.2	1.4	1.5
Recovery (%)	94	91	92	93	93	93	93
Gold production & sales – 100% (000 oz)	47	39	48	52	48	56	62
Gold revenue ($/oz)*	679	669	649	612	622	628	550
Direct cash costs ($/oz)**	501	572	443	434	406	342	317
Production taxes ($/oz)**	20	20	19	18	19	19	17
Total cash costs ($/oz)**	521	592	462	452	425	361	334
Gold-in-process adjustments ($/oz)**	(49)	(8)	4	7	23	(11)	11
GI cash cost ($/oz)**	472	584	466	459	448	350	345
*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold production of the Damang mine located in Ghana, on a 100% basis, in the third quarter of 2007, was 47,000 ounces which is similar to the production in the third quarter of 2006. Gold head grade to the plant was 17% higher during the third quarter of 2007 than the third quarter of 2006 due to an increase in higher grade fresh ore from the Damang pit cutback and the Tomento pit 4. Recovery increased during the third quarter of 2007 as a seventh leach tank and a second gravity concentrator were commissioned. Milled tonnes decreased by 15% due to an increase in the hardness of the ore and availability of the primary crusher. Total mined tonnes decreased by 5% during the third quarter 2007 mainly due to the higher rainfall during the quarter. The operating strip ratio decreased slightly in the third quarter of 2007 to 5.1 from 5.2 in the third quarter of 2006.

Direct cash costs, on a 100% basis for the third quarter of 2007 were $23.8 million, which is higher than the $19.7 million recorded in the third quarter of 2006. The increase in direct costs was due to higher fuel, cyanide and other consumables as well as increased plant maintenance costs.

Gold Institute cash costs increased to $472 per ounce in the third quarter of 2007 compared to $448 per ounce during the third quarter of 2006 due to additional on-site power generation costs and higher consumable costs.

Capital expenditures, on a 100% basis, were $7.3 million for the third quarter of 2007 and $25.2 million in the first nine months of 2007 mainly spent on the Damang Pit Cutback, raising the East tailings storage facility and on the construction of a seventh CIL tank.

Damang did not make any cash distributions in the first nine months of 2007 compared to $5.0 million during the third quarter of 2006 ($30.0 million during the first nine months of 2006) as all funds were retained to finance the pit deepening. Cash balances at Damang as of September 30, 2007 were $5.8 million (June 30, 2007 - $12.5 million and December 31, 2006 - $17.3 million).

Royalty Interests

Revenues from royalty interests were $3.1 million in the third quarter of 2007 compared to $2.0 million in the third quarter of 2006 ($7.2 million and $5.2 million during the first nine months of 2007 and 2006 respectively). Royalty revenues are primarily derived from the Diavik royalty interest. Minor amounts were received in 2006 from the Magistral mine in Mexico from production resulting from the rinsing of the leach pads.

Exploration and Development

	2007			2006
($000’s)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$
Mine exploration
Capital	5,369	5,369	5,346	1,690	262	162	71
Expense (included in mining costs)	908	1,542	2,195	3,020	100	115	154
	6,277	6,911	7,541	4,710	362	277	225
Corporate Exploration
Capital—development	3,371	8,796	6,113	4,366	2,332	3,183	923
Expense—exploration	3,805	6,446	3,809	5,016	3,294	2,425	1,289
	7,176	15,242	9,922	9,382	5,626	5,608	2,212
Total exploration and development
Capital	8,740	14,165	11,459	6,056	2,594	3,345	994
Expense	4,713	7,988	6,004	8,036	3,394	2,540	1,443
	13,453	22,153	17,463	14,092	5,988	5,885	2,437

In July 2007, a $19.6 million exploration budget was approved for the second half of 2007. The approved plan and budget spans a range of greenfield and near mine exploration in seven South American and three African countries including second half programs for Quimsacocha, Ecuador and Buckreef, Tanzania. The full year budget for Westwood had been approved previously. Efforts to focus and rationalize the Company’s exploration programs continued, and significant progress was made on the disposition of exploration properties.

Mine Exploration

In the third quarter of 2007, the Company spent $6.3 million in exploration activities at the mines compared to $0.4 million during the third quarter of 2006 ($20.7 million during the first nine months of 2007 compared to $0.9 million in the first nine months of 2006). Capitalized exploration expenditures mainly included work at Westwood (Doyon), Rosebel and Sadiola.

Westwood

In June 2007, IAMGOLD announced results of additional holes from its Westwood underground exploration program which confirmed the existence of three mineralized zones. Westwood is located near the Company’s Doyon infrastructure within the Cadillac belt in the Abitibi region of northwest Quebec. In 2007, over $5.0 million will be spent on this program to develop the resource and advance the exploration drift. The objective is to determine continuity of the known resource and discover additional higher grade resources. In September 2007, the Company’s Project Development group announced the results of an internal scoping study which confirms the potential for Westwood to significantly contribute to the Company’s long term production profile. Exploration efforts will continue in 2007 and 2008. The prefeasibility study should be completed during the second half of 2008. The shaft sinking is anticipated to begin in 2009. The resource estimate for Westwood identified an inferred resource of 14.1 million tonnes at an average grade of 7.3 g/t Au, indicating 3.3 million ounces of gold for approximately 15 years with production beginning in 2012.

Development Projects

Total expenditures under development projects in the above table totaled $7.2 million during the third quarter of 2007 compared to $5.6 million during the third quarter of 2006 ($32.3 million during the first nine months of 2007 compared to $13.4 million during the first nine months of 2006). They mainly included expenditures on the Camp Caiman, Quimsacocha, La Arena and Buckreef projects. Corporate exploration expenses are related to the generation of new prospects and evaluation of early stage exploration properties.

Camp Caiman Project

The Camp Caiman gold project is located in French Guiana, an overseas territory of France that is situated on the northeastern coast of South America between Brazil and Suriname. The project lies about 45 kilometres southeast of the capital city of Cayenne. IAMGOLD holds a 30 square kilometre mining concession for the project that is valid for a period of 25 years.

The Camp Caiman deposit contains probable mineral reserves of 12.3 million tonnes at a grade of 2.8 g/t Au, representing 1.1 million ounces of gold.  This reserve base has the potential of being further enhanced by regional exploration on concessions held by the Company.

On May 18, 2007, the Company received a positive recommendation from the commission heading the public hearing process for the approval of construction and operating permit applications.  In mid-June 2007, the Company received a further positive review from the government agency (“Comité Départemental de l’Environnement et des Risques Sanitaires et Technologiques”) responsible for environmental health matters.  On August 9, 2007, the Company received notification from the Prefecture that given the importance of the project, a formal response to the operating permit application is expected in November 2007.

The 2005 feasibility study was updated earlier this year. The pre-production capital is now estimated to be $147.4 million excluding government incentives. This represents a 24% increase from the original study and does not include the $13.0 million already spent on equipment. The Camp Caiman will be funded from internal cash resources, government incentives (“Loi Girardin”) or the credit facility. Cash costs are expected to average $320 per ounce when commercial production is achieved in 2010, according to the updated study. Expected production costs have increased by 20% from costs estimated in 2005. The capital and production cost increases can be attributed to higher oil and input prices as well as a strengthened Euro exchange rate.

Exploration on the regional concessions, 10 kilometres to the west of the known resource will be reinitiated following a three year hiatus. The program consists of spending $1.0 million to upgrade and refine known targets in preparation for a late 2007—early 2008 drill program.

Quimsacocha

The Quimsacocha project is located 35 kilometres southwest of Cuenca in southern Ecuador. IAMGOLD holds a 12,500 hectare block of mining concessions for the project. The deposit contains an indicated resource of 32.6 million tonnes at a grade of 3.2 g/t Au, representing 3.35 million ounces of gold. Prefeasibility studies were underway during the quarter with a completion target date set for the end of the first quarter of 2008. As part of the Prefeasibility work, a 4,000 metre drill program is scheduled to start in the fourth quarter for additional metallurgical sampling. Outside of the known resource area, an 8,000 metre diamond drill campaign was initiated on geophysical targets outlined in the Loma Tasqui and Rio Falso Sur zones as part of the $2.7 million second half exploration program.

The exploration drilling is targeting three large I.P. (inverse polarity) –Resistivity anomalies that were identified as part of a 100 kilometre survey initiated in the third quarter. The planned drill program will likely extend into the first quarter of 2008.

La Arena

The La Arena gold project is located near Huamachuco, Peru, 480 kilometres northwest of Lima.  IAMGOLD holds a 21,971 hectare mining concession pertaining to the project.  The project consists of two adjacent deposits, an epithermal gold deposit and a copper gold porphyry deposit. The combined deposits contain total measured and indicated resources of 139.7 million tonnes at a grade of 0.4 g/t Au, representing 1.997 million ounces of gold, and a copper grade of 0.35% representing 5.4 million tonnes of copper.

A prefeasibility study was completed in November 2006. After careful study, the decision was taken to divest of this project based on external interest. An investment banking firm has been engaged to assist in the sale process that is expected to conclude by year-end.

Buckreef

The Buckreef gold project is located in the Lake Victoria Goldfields of northern Tanzania. The project property position covers approximately 45 kilometres of strike length of the Rwamagaza Shear Zone, and five separate deposits have been identified to date. In July, a new resource estimate was announced with an aggregate measured and indicated resource base of 16.0 million tonnes at an average grade of 1.9 g/t Au for 1.0 million ounces of gold and inferred resource of 10.9 million tonnes grading 2.4 g/t Au for 0.8 million ounces of gold using a 1.0 g/t Au cut off. A $2.9 million exploration budget was approved for the second half of 2007 that will allow additional detailed metallurgical test work, continue with drilling near the known resources, and evaluation of more than seven of 20 new targets identified within the project area. The decision to formally undertake a prefeasibility study will be made by the end of 2007.

Corporate Administration

Corporate administration expenses in the third quarter of 2007 were $8.9 million compared to $5.0 million during the third quarter of 2006 ($25.2 million and $11.3 million during the first nine months of 2007 and 2006 respectively).  The increase is primarily due to the acquisitions in 2006, of Gallery Gold and Cambior which required a strengthening of corporate activities to support the Company’s operations.  The third quarter also saw an increase in costs due to the strengthening of the Canadian dollar to the US dollar increasing costs by approximately $0.5 million.  Expenses in the third quarter of 2007 and 2006 include $0.8 million ($2.6 million and $2.2 million during the first nine months of 2007 and 2006 respectively) of non-cash charges related to stock-based compensation granted to employees.

Income and Mining Taxes

The Company is subject to income and mining taxes in the jurisdictions where it operates. During the third quarter of 2007, income and mining taxes totaled $11.8 million which is $3.0 million higher than the expenses incurred during the third quarter of 2006. Income and mining taxes were $25.2 million and $15.4 million during the first nine months of 2007 and 2006 respectively. The increase is mainly due to the Yatela mine which became taxable on July 1, 2006 upon expiration of a tax holiday, to the acquisition of Cambior in November 2006 and GGL in March 2006 and, is partially offset by lower income tax at Sadiola mine primarily due to lower earnings and the tax benefit on higher general and administration expenses at the head office.

Cash Flow

Operating cash flow was $29.8 million for the third quarter of 2007 compared to $17.9 million for the third quarter of 2006. Cash flow from operating activities was $60.5 million during the first nine months of 2007 compared to $64.0 million during the first nine months of 2006. Lower operating cash flow is a result of lower earnings and no dividends being received for Tarkwa and Damang in 2007.

During the third quarter of 2007, cash flow used in investing activities was $15.5 million compared to cash flow from investing activities of $9.7 million for the third quarter of 2006. Cash flow used in investing activities was $17.6 million during the first nine months of 2007 compared to cash flow from investing activities of $14.4 million during the first nine months of 2006. The higher cash flow used in 2007 is mainly due to increases in investments in mining and exploration activities. These investments are reduced, on a year-to-date basis, by the sale of Bauxite operations and redemption of short-term deposits.

Investments in mining assets are mainly related to purchases of equipment at Rosebel mine, underground infrastructure and development at the Doyon and Niobec divisions, and capitalized deferred stripping at Yatela. Investments in exploration and development are mainly related to the development of Camp Caiman, Quimsacocha, La Arena and Buckreef.

Cash flow used in financing activities was $1.3 million in the third quarter of 2007 compared to cash flow from financing activities of $0.2 million in the third quarter of 2006. Cash flow used in financing activities was $38.6 million during the first nine months of 2007 compared to $25.5 million during the first nine months of 2006.

Discretionary cash and short-term deposits increased by $14.4 million during the third quarter of 2007 and decreased by $3.2 million during the first nine months of 2007 (increase of $11.5 million during the third quarter of 2006 and increase of $49.0 million during the first nine months of 2006). Items that affect discretionary cash and are not presented in the Company’s cash flow relate to distributions received from the Company’s joint ventures and working interests and are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
($000)	$	$	$	$
Tarkwa cash receipts	–	6,161	–	22,491
Damang cash receipts	–	945	–	5,670
Sadiola cash receipts	–	8,500	8,550	24,700
Yatela cash receipts, net of repayments	8,000	11,960	24,000	31,400
	8,000	27,566	32,550	84,261

Liquidity and Capital Resources

The Company’s cash, short-term deposits and gold bullion position totaled $222.9 million as at September 30, 2007 with gold bullion valued at market. This amount provides the Company with a high level of liquidity and capital resources and will be more than sufficient to fund its known commitments. In addition, the Company is currently under negotiations to complete a credit facility arrangement which will be beneficial in assisting with its growth initiatives.

Working Capital
	September 30, 2007	December 31, 2006
Working Capital ($000)	149,279	102,056
Current Ratio	1.9	1.5

Cash and Cash Equivalents and Short Term Deposits

($000)	September 30, 2007	December 31, 2006
	$	$
Discretionary cash and short term deposits	90,752	93,975
Joint venture cash	21,616	30,389
Total	112,368	124,364

Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations. Cash balances exclude the Company’s proportionate share of cash balances held at the Tarkwa and Damang mines which equate to $4.1 million and $1.1 million respectively as at September 30, 2007 and $3.9 million and $3.3 million respectively as at December 31, 2006.

Gold Bullion

At September 30, 2007, the accumulated gold bullion balance was 148,704 ounces at an average cost of $330 per ounce for a total cost of $49.0 million. The market value of the bullion was $110.5 million using the September 30, 2007 gold price of $743 per ounce (December 31, 2006 - $94.0 million).

Credit Facility

Following the acquisition of Cambior on November 8, 2006, the Company assumed a credit facility consisting of a non-revolving term loan and a revolving credit facility.

The term loan balance outstanding as at September 30, 2007 was $7.5 million which takes into consideration the scheduled repayments of $3.5 million during the first, second and third quarter of 2007.

The $14.0 million revolving credit facility outstanding at the end of 2006 was also repaid during the first quarter of 2007. As at September 30, 2007, the $30.0 million revolving portion of the credit facility was not drawn upon except for $11.7 million in letters of credit issued to guarantee asset retirement obligations. The Company is in the process of securing a new credit facility to replace the current facility.

Gold Sales and Commitments

Risk Factors

IAMGOLD is subject to various financial and operational risks that could have a significant impact on profitability and levels of operating cash flow. Financial risks are related to commodity prices, currency and access to capital markets, and are described in the MD&A of the Company’s 2006 annual report.

The Company has a policy of not hedging its future gold production. As such, it is exposed to movement in gold prices.

As at September 30, 2007, the Company’s remaining gold sales commitments assumed following the acquisition of Cambior were 4,342 ounces of gold to be delivered in 2007 at $350 per ounce and the estimated fair value of $1.7 million was recognized on the balance sheet as they are treated as non-hedge instruments. The change in market value during the first nine months of 2007 was included in the earnings statement as a non-hedge derivative loss totalling $2.0 million. On delivery of gold into the forward contracts, the related marked-to-market value is amortized into gold revenue.

As at September 30, 2007, the Mupane sales contracts, totalling 141,108 ounces of gold at an average forward price of $404 per ounce, are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices. On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue. During the third quarter of 2007, 19,444 ounces of gold were delivered under these forward sales contracts (58,332 ounces during the first nine months of 2007).

The estimated fair value of the Company’s gold forward sales, calculated using forward rates considering market prices, interest rate, gold lease rate and volatilities, was as follows:

September 30, 2007		December 31, 2006
($000)	$	$
Fair value of non-hedge derivatives (gold and foreign exchange) (Cambior)	1,712	16,409
Fair value of normal sales (Mupane)	50,402	53,040
Estimated mark-to-market value	52,114	69,449
Recognized on the balance sheet:
Non-hedge derivates (gold and foreign exchange) (Cambior)	1,712	16,409
Forward sales liability—Normal sales (Mupane)	32,598	44,785
	34,310	61,194
Off-balance sheet—net fair value of forwards	17,804	8,255

The Company also had 25,000 ounces of gold receivable as at September 30, 2007, valued at $19.1 million related to the prior disposal of a project. The gain resulting from the change in the market price for the gold receivable during the third quarter of 2007 was $2.3 million (gain of $2.8 million for the first nine months of 2007).

Other Commitments

The Company’s commitments to complete facilities decreased from $11.8 million as at December 31, 2006 to $10.4 million at the end of September 2007.

Claims

The Company is subject to various claims, legal proceedings, tax assessments, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company’s financial condition.

Disclosure

As of the end of the third quarter of 2007 of IAMGOLD, an evaluation was carried out under the supervision of and with the participation of IAMGOLD’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of disclosure controls and procedures were effective as of September 30, 2007, the end of the period covered by this report, to ensure that material information relating to IAMGOLD and its consolidated subsidiaries would be made known to them by others within those entities.

There were no changes in the Company’s internal control over financial reporting that occurred during the three months ended September 30, 2007, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Changes in Canadian Accounting Policies

Financial Instruments, Comprehensive Income and Hedges

Effective January 1, 2007, IAMGOLD adopted the new Canadian Institute of Chartered Accountants (“CICA”) accounting standards related to: Section 1530, “Comprehensive Income”, Section 3855, “Financial Instruments—Recognition and Measurement”, and Section 3865, “Hedges”.

Section 3855 “Financial Instruments—Recognition and Measurement”

Financial assets must be classified into one of the four following categories:
•	Held-to-maturity investments (measured at cost);
•	Loans and receivables (measured at amortized cost);
•	Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);
•
Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in other comprehensive income until the asset is sold).

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

Section 1530 “Comprehensive Income”

According to Section 1530, comprehensive income is defined as net earnings and other comprehensive income and represents all changes in equity during a period, from transactions and events from non-owners. Accumulated other comprehensive income will include the unrealized gains/losses on the translation of self-sustaining foreign operations and unrealized gains/losses on financial assets which are classified as available-for-sale.

Impact:
On January 1, 2007, these changes in accounting policies required the following adjustments:

	Balance December 31, 2006	Adjustments	Balance January 1, 2007
($000)	$	$	$
Assets
Other long-term assets—Debenture receivable	2,000	280	2,280
Other long-term assets—Marketable securities	9,379	2,310	11,689
Other long-term assets—Gold receivable	15,281	(42)	15,239
Other long-term assets—Embedded derivative	-	148	148

Liabilities
Future income and mining tax liability	185,015	199	185,214

Shareholders’ equity Comprehensive income
Retained earnings	108,932	106	109,038
Cumulative translation adjustment	(4,836)	4,836	-
Other comprehensive loss	-	(2,445)	(2,445)

Marketable securities and debenture receivable are classified as available-for-sale assets and are measured at fair value using the last quoted price when available or a valuation technique such as the Black-Scholes pricing model. Unrealized gains or losses are reported as a separate component of other comprehensive income. When realized, they are recorded in net earnings.

Gold receivable is considered a hybrid instrument composed of a receivable and an embedded derivative that must be accounted for separately. The receivable is accounted for as an interest bearing receivable, with accrued interest charged to earnings. The embedded derivative is marked-to-market at each balance sheet date based on the change in gold price with the variation charged to earnings under “non-hedge derivative gain or loss”.

Long-term debt is accounted for at amortized cost, using the effective interest method which did not have any impact on its carrying value on the adoption date.

Adjustments to future income and mining tax liability reflect the tax impact of the previous adjustments.

During the third quarter of 2007, a decrease, net of income tax, in the fair value of marketable securities and debenture totaling $0.6 million ($4.1 million for the first nine months of 2007) was reflected in “accumulated other comprehensive loss”. The debenture receivable and some marketable securities were sold during the quarter. Their respective unrealized losses net of income tax totaling $1.4 million were reversed to net earnings. An unrealized gain on translation of the net investment in self-sustaining foreign operations totaling $11.8 million for the third quarter of 2007 ($26.9 million for the first nine months of 2007) was classified under other comprehensive income. The increase of the gold receivable embedded derivatives totaling $2.3 million for the third quarter of 2007 (increase of $2.8 million for the first nine months of 2007) was accounted for as a non-hedge derivative gain in the statement of earnings.

Stripping Costs

EIC-160 – “Stripping Costs incurred in the production phase of a mining operation” requires that stripping costs be expensed unless the stripping activity can be shown to represent a betterment to the mineral property which requires such costs be capitalized. Any capitalized stripping costs or any opening existing balance should be amortized over the reserves that directly benefit from the stripping activity on a units of production basis. The application of this accounting treatment began on January 1, 2007 and was applied on a prospective basis.

There are capitalized stripping costs related to Yatela mine for which a pit cutback of the main pit was approved in 2006. As a result of the pit deepening, the life of Yatela will be extended to 2010 rather than closing in 2007 as previously planned. Amortization is based on the estimated additional reserves of the pit deepening using the units-of-production method.

Reconciliation of capitalized stripping costs in 2007 is as follows:

Three Months Ended September 30, 2007		Nine Months Ended September 30, 2007
($000)	$	$
Beginning balance	14,521	9,459
Stripping costs capitalized	2,448	9,484
Amortization	(206)	(2,180)

Ending balance	16,763	16,763

Future Accounting Changes

Financial instruments—disclosures and presentation:

The CICA issued new accounting standards: 3862—Financial instruments – disclosures, and 3863—Financial instruments – presentation which will be effective for IAMGOLD on January 1, 2008. The new sections replace Section 3861—Financial instruments – disclosure and presentation, and require the disclosure of additional qualitative and quantitative information that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Capital disclosures:

On December 1, 2006, the CICA issued the new accounting standard: 1535—Capital disclosures which will be effective for IAMGOLD on January 1, 2008. Section 1535 specifies the disclosure of information that enables users of the Company’s financial statements to evaluate the entity’s objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.

Inventories:

In June 2007, the CICA issued Section 3031-Inventories which replaces Section 3030 and establishes standards for the measurement and disclosure of inventories. This section applies to fiscal years beginning on or after January 1, 2008. The main features of the new section are: Measurement at the lower of cost and net realizable value; Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, assigned by using a specific identification of their individual costs; Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories; Reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. This new section also provides for additional disclosure. The Company is currently evaluating the effect that the adoption of Section 3031 will have on its consolidated results of operations and financial condition.

Cautionary statement on Forward-Looking Information

Certain information included in this Management’s Discussion and Analysis, including any information as to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold, niobium, copper or certain other commodities (such as silver, fuel and electricity); changes in US dollar and other currencies, interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquire assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves, adverse changes in the Company’s credit rating, contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

US Investors Should Note

The US Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “measured”, “indicated” and “inferred” “resources” that are prescribed by Canadian Securities regulatory authorities but are prohibited by in the SEC from use by US registered companies in their filings with the SEC.

As at November 9, 2007, the number of shares issued and outstanding of the Company was 293,699,102. In addition there were 19,991,000 warrants exercisable for 8,396,220 shares and 6,056,326 share options outstanding.

for further information contact:

Joseph F. Conway
President & Chief Executive Officer

Carol Banducci
Chief Financial Officer

Tel: (416) 360-4710
North America Toll-Free: 1 (888) IMG-9999
Fax: (416) 360-4750

Please note:
This entire press release may be accessed via fax, email, IAMGOLD’s website at www.iamgold.com and through CCN Matthews’ website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov. If you wish to be placed on IAMGOLD’s email press release list, please contact us at info@iamgold.com

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.

Supplemental Information to the Management’s Discussion and Analysis

Non-GAAP Performance Measures

The Company has included cash cost per ounce data, which are non-GAAP performance measures, in order to provide investors with information about the cash generating capabilities and profitability of the Company’s mining operations and comparability to other gold producers. The Company reports total cash cost per ounce wherein the cash cost equals the sum of operating costs inclusive of production-based taxes, general and administrative costs incurred at the operating sites, and management fees. The Company also reports Gold Institute (“GI”) cash cost per ounce data in accordance with the Gold Institute Standard, which the Company believes most gold producers follow. GI cash cost equals total cash cost, as described previously, adjusted for the inclusion of certain cash costs incurred in prior periods relating to current period production or the exclusion of certain cash costs incurred in the current period related to future production such as stockpiling, gold in process and stripping costs. These measures differ from measures determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

(in $000's except where noted)		2007				2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net earnings (loss) from gold mining operations:
100% Owned Mine:
Rosebel	3,511	3,273	2,009	(1,064)	-	-	-
Doyon	440	1,716	3,227	2,155	-	-	-
Sleeping Giant	1,391	1,207	1,900	(440)	-	-	-
Mupane	(4,138)	(100,062)	(5,731)	(2,441)	(1,351)	871	-
OMAI Gold	(1,061)	(1,414)	(1,900)	(2,259)	-	-	-
Joint ventures:
Sadiola	5,897	3,014	4,791	10,280	9,736	10,541	4,463
Yatela	8,175	7,612	10,624	8,236	5,197	13,696	8,543
Subtotal Working Mines	14,215	(84,654)	14,920	14,467	13,582	25,108	13,006
Working Interests:
Tarkwa	3,938	6,175	5,378	5,503	4,813	5,963	7,185
Damang	985	139	905	798	944	2,049	1,616
Subtotal Working Interests	4,923	6,314	6,283	6,301	5,757	8,012	8,801
As per segmented information note to financial statements	19,138	(78,340)	21,203	20,768	19,339	33,120	21,807

Rosebel:
Gold revenue	49,056	46,945	31,236	26,974	-	-	-
Mining costs:
Total cash costs	(34,494)	(33,311)	(24,065)	(16,654)	-	-	-
By-product credit	49	42	33	51	-	-	-
Gold Institute cash costs	(34,445)	(33,269)	(24,032)	(16,603)	-	-	-
Change in bullion inventory	672	297	(30)	(3,084)	-	-	-
Exploration expensed	-	-	-	(242)	-	-	-
Foreign exchange and interest	(521)	(773)	(621)	(530)	-	-	-
Other non-cash adjustments	(38)	(37)	(36)	(22)	-	-	-
	113	(513)	(687)	(3,878)	-	-	-
Total Mining Costs	(34,332)	(33,782)	(24,719)	(20,481)	-	-	-
	14,724	13,163	6,517	6,493	-	-	-
Depreciation and depletion	(8,392)	(7,597)	(5,407)	(4,220)	-	-	-
Income and mining taxes -recovery (expenses)	(2,462)	(1,999)	1,006	(3,127)	-	-	-
Non-controlling interest	(359)	(294)	(107)	(210)	-	-	-
Net earnings (loss)	3,511	3,273	2,009	(1,064)	-	-	-
Gold production (000 oz)	75	71	48	40	-	-	-
Gold production - 95% (000 oz)	71	69	46	38	-	-	-
Total cash costs (US$/oz)	458	466	505	415	-	-	-
GI cash costs (US$/oz)	458	466	505	415	-	-	-

(in $000's except where noted)		2007				2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Doyon:
Gold revenue	19,921	18,717	21,562	14,267	-	-	-
Mining costs:
Total cash costs	(16,749)	(18,216)	(17,666)	(10,568)	-	-	-
By-product credit	668	670	279	162	-	-	-
Cash cost adjustments:
Stockpile movement	(973)	(802)	1,691	4	-	-	-
Gold Institute cash costs	(17,054)	(18,348)	(15,696)	(10,402)	-	-	-
Change in bullion inventory	880	2,572	(811)	80	-	-	-
Exploration expensed	-	-	2	(886)	-	-	-
Foreign exchange and interest	(22)	(53)	(158)	(90)	-	-	-
Other non-cash adjustments	(412)	(384)	(352)	(214)	-	-	-
	446	2,135	(1,319)	(1,110)	-	-	-
Total Mining costs	(16,608)	(16,213)	(17,015)	(11,512)	-	-	-
	3,313	2,504	4,547	2,755	-	-	-
Depreciation and depletion	(1,844)	(1,799)	(1,232)	(469)	-	-	-
Income and mining taxes -recovery (expenses)	(1,029)	1,011	(88)	(131)	-	-	-
Other income (expenses)	-	-	-	-	-	-	-
Net earnings	440	1,716	3,227	2,155	-	-	-
Gold production (000 oz)	32	34	31	23	-	-	-
Total cash costs (US$/oz)	510	510	564	445	-	-	-
GI cash costs (US$/oz)	541	533	509	444	-	-	-
Sleeping Giant:
Gold revenue	9,493	10,923	11,326	4,685	-	-	-
Mining costs:
Total cash costs	(5,480)	(5,821)	(6,525)	(3,216)	-	-	-
By-product credit	183	208	213	95	-	-	-
Cash cost adjustments:
Stockpile movement	(144)	353	693	(132)	-	-	-
Gold Institute cash costs	(5,441)	(5,260)	(5,619)	(3,253)	-	-	-
Change in bullion inventory	274	426	(120)	(110)	-	-	-
Exploration expensed	(321)	(255)	(171)	-	-	-	-
Foreign exchange and interest	(5)	11	8	(47)	-	-	-
Other non-cash adjustments	(248)	(857)	(98)	(24)	-	-	-
	(300)	(675)	(381)	(181)	-	-	-
Total Mining costs	(5,741)	(5,935)	(6,000)	(3,434)	-	-	-
	3,752	4,988	5,326	1,251	-	-	-
Depreciation and depletion	(2,935)	(3,536)	(3,150)	(1,638)	-	-	-
Income and mining taxes -recovery (expenses)	574	(245)	(276)	(53)	-	-	-
Net earnings (loss)	1,391	1,207	1,900	(440)	-	-	-
Gold production (000 oz)	14	18	17	8	-	-	-
Total cash costs (US$/oz)	376	318	371	416	-	-	-
GI cash costs (US$/oz)	386	298	330	433	-	-	-
Mupane:
Gold revenue	15,622	14,233	11,658	12,017	12,595	14,351	-
Mining costs:
Total cash costs	(13,366)	(12,439)	(11,462)	(12,540)	(9,902)	(9,602)	-
By-product credit	47	53	119	-	-	-	-
Cash cost adjustments:
Stockpile movement	249	304	251	(207)	217	801	-
Gold in process	-	-	-	-	-	-	-
Gold Institute cash costs	(13,070)	(12,082)	(11,092)	(12,747)	(9,685)	(8,801)	-
Change in bullion inventory	(753)	(341)	(1,083)	1,333	(236)	(678)	-
Exploration expensed	(64)	(281)	(159)	(128)	(90)	(60)	-
Foreign exchange and interest	222	72	70	23	(97)	(110)	-
Other non-cash adjustments	(200)	(731)	(73)	-	-	-	-
	(795)	(1,281)	(1,245)	1,228	(423)	(848)	-
Total Mining costs	(13,865)	(13,363)	(12,337)	(11,519)	(10,108)	(9,649)	-
	1,757	870	(679)	498	2,487	4,702	-
Depreciation and depletion	(4,160)	(7,207)	(5,052)	(4,453)	(3,648)	(4,243)	-
Income and mining taxes -recovery (expenses)	(1,736)	-	-	1,514	(190)	412	-
Other income (expenses)	1	(93,725)	-	-	-	-	-
Net earnings (loss)	(4,138)	(100,062)	(5,731)	(2,441)	(1,351)	871	-
Gold production (000 oz)	22	24	17	24	19	22	-
Total cash costs (US$/oz)	602	512	664	529	531	431	-
GI cash costs (US$/oz)	591	499	650	538	519	395	-

(in $000's except where noted)		2007				2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sadiola (38% proportionate share):
Gold revenue	24,298	23,273	21,979	29,627	30,145	31,143	23,361
Mining costs:
Total cash costs	(17,147)	(17,388)	(15,253)	(17,148)	(14,121)	(15,216)	(13,442)
By-product credit	21	20	23	-	-	-	-
Cash cost adjustments:
Stockpile movement	3,637	3,482	2,283	2,746	1,204	1,946	1,897
Gold in process	8	217	101	(150)	574	-	-
Gold Institute cash costs	(13,481)	(13,669)	(12,846)	(14,552)	(12,343)	(13,270)	(11,545)
Change in bullion inventory	(300)	(382)	(712)	410	(264)	299	21
Exploration expensed	(96)	(52)	(1)	(3)	(9)	(53)	(145)
Foreign exchange and interest	631	(963)	180	1,565	161	439	(1,456)
Other non-cash adjustments	(43)	(43)	(43)	536	21	24	25
	192	(1,440)	(576)	2,508	(91)	709	(1,555)
Total Mining costs	(13,289)	(15,109)	(13,422)	(12,044)	(12,434)	(12,561)	(13,100)
	11,009	8,164	8,557	17,583	17,711	18,582	10,261
Depreciation and depletion	(1,849)	(1,757)	(1,618)	(3,223)	(2,786)	(3,112)	(2,521)
Income and mining taxes -recovery (expenses)	(3,263)	(3,393)	(2,148)	(4,080)	(5,189)	(4,929)	(3,277)
Other income (expenses)	-	-	-	-	-	-	-
Net earnings	5,897	3,014	4,791	10,280	9,736	10,541	4,463
Gold production - 100% (000 oz)	92	89	83	131	121	136	111
Gold production - 38% (000 oz)	35	34	31	50	46	52	42
Total cash costs (US$/oz)	489	516	485	345	307	295	318
GI cash costs (US$/oz)	385	406	409	293	269	257	273
Yatela (40% proportionate share):
Gold revenue	21,302	21,311	23,529	20,462	20,914	25,034	19,390
Mining costs:
Total cash costs	(6,102)	(5,172)	(5,151)	(10,153)	(8,918)	(9,487)	(7,775)
By-product credit	17	13	24	-	-	-	-
Cash cost adjustments:
Stockpile movement	(457)	(1,067)	25	(152)	250	835	1,175
Gold in process	(488)	645	(1,234)	510	(1,803)	1,163	738
Deferred stripping	(206)	(1,974)	-	1,799	2,408	(1,174)	(939)
Gold Institute cash costs	(7,236)	(7,555)	(6,336)	(7,996)	(8,063)	(8,663)	(6,801)
Change in bullion inventory	(293)	293	(304)	304	-	-	(531)
Exploration expensed	(427)	(20)	-	-	-	(3)	(8)
Foreign exchange and interest	248	(561)	220	86	(205)	1,582	(358)
Other non-cash adjustments	(52)	58	(162)	184	191	191	176
	(524)	(230)	(246)	574	(14)	1,770	(721)
Total Mining costs	(7,760)	(7,785)	(6,582)	(7,422)	(8,077)	(6,893)	(7,522)
	13,542	13,526	16,947	13,040	12,837	18,141	11,868
Depreciation and depletion	(1,012)	(1,122)	(1,114)	(1,008)	(3,744)	(4,288)	(3,584)
Income and mining taxes -recovery (expenses)	(4,355)	(4,792)	(5,209)	(3,796)	(3,896)	(157)	259
Other income (expenses)	-	-	-	-	-	-	-
Net earnings	8,175	7,612	10,624	8,236	5,197	13,696	8,543
Gold production - 100% (000 oz)	75	83	88	85	84	100	82
Gold production - 40% (000 oz)	30	33	35	34	34	40	33
Total cash costs (US$/oz)	202	155	146	298	265	238	236
GI cash costs (US$/oz)	241	227	180	234	239	217	207
Tarkwa (18.9% proportionate share):
Gold revenue	19,207	21,554	21,415	20,652	20,455	20,835	20,079
Mining costs:
Total cash costs	(12,667)	(12,432)	(12,851)	(12,262)	(12,021)	(11,555)	(11,110)
Cash cost adjustments:
Gold in process	78	1,827	513	756	121	280	65
Gold Institute cash costs	(12,589)	(10,605)	(12,338)	(11,506)	(11,900)	(11,275)	(11,045)
Foreign exchange and interest	26	52	(11)	60	(198)	40	(33)
	26	52	(11)	60	(198)	40	(33)
Total Mining costs	(12,563)	(10,553)	(12,349)	(11,446)	(12,098)	(11,235)	(11,078)
	6,644	11,001	9,066	9,206	8,357	9,600	9,001
Depreciation and depletion	(2,058)	(2,255)	(1,904)	(1,876)	(1,862)	(1,776)	(1,984)
Income and mining taxes -recovery (expenses)	(648)	(2,571)	(1,784)	(1,827)	(1,682)	(1,861)	168
Net earnings	3,938	6,175	5,378	5,503	4,813	5,963	7,185
Gold production - 100% (000 oz)	154	170	174	179	174	176	192
Gold production - 18.9% (000 oz)	29	32	33	34	33	33	36
Total cash costs (US$/oz)	435	386	390	363	366	347	306
GI cash costs (US$/oz)	433	329	375	340	363	339	304

(in $000's except where noted)		2007				2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Damang (18.9% proportionate share):
Gold revenue	5,961	4,967	5,947	5,971	5,699	6,611	6,447
Mining costs:
Total cash costs	(4,670)	(4,394)	(4,234)	(4,407)	(3,898)	(3,805)	(3,916)
Cash cost adjustments:
Gold in process	442	57	(37)	(70)	(209)	115	(128)
Gold Institute cash costs	(4,228)	(4,337)	(4,271)	(4,477)	(4,107)	(3,690)	(4,044)
Exploration expensed	(82)	(135)	(142)	(28)	(65)	(101)	(57)
Foreign exchange and interest	4	6	(17)	13	5	146	19
	(78)	(129)	(159)	(15)	(60)	45	(38)
Total Mining costs	(4,306)	(4,466)	(4,430)	(4,492)	(4,167)	(3,645)	(4,082)
	1,655	501	1,517	1,479	1,532	2,966	2,365
Depreciation and depletion	(415)	(299)	(291)	(316)	(247)	(268)	(278)
Income and mining taxes -recovery (expenses)	(255)	(63)	(321)	(365)	(341)	(649)	(471)
Net Earnings	985	139	905	798	944	2,049	1,616
Gold production - 100% (000 oz)	47	39	48	52	48	56	62
Gold production - 18.9% (000 oz)	9	7	9	8	9	11	12
Total cash costs (US$/oz)	521	592	462	452	425	361	334
GI cash costs (US$/oz)	472	584	466	459	448	350	345
TOTAL GOLD MINING OPERATIONS
Gold revenue	164,860	161,923	148,652	134,655	89,808	97,974	69,277
Mining costs:
Total cash costs	(110,675)	(109,173)	(97,207)	(86,948)	(48,860)	(49,665)	(36,243)
By-product credit	985	1,006	691	308	-	-	-
Cash cost adjustments	2,146	3,042	4,286	5,104	2,762	3,966	2,808
Gold Institute cash costs	(107,544)	(105,125)	(92,230)	(81,536)	(46,098)	(45,699)	(33,435)
Mining costs OMAI	(1,064)	(1,414)	(1,900)	(2,259)	-	-	-
Change in bullion inventory	480	2,865	(3,060)	(1,067)	(500)	(379)	(510)
Exploration expensed	(990)	(743)	(471)	(1,287)	(164)	(217)	(210)
Foreign exchange and interest	583	(2,209)	(329)	1,080	(334)	2,097	(1,828)
Other non-cash adjustments	(993)	(1,994)	(764)	460	212	215	201
	(1,984)	(3,495)	(6,524)	(3,073)	(786)	1,716	(2,347)
Total Mining costs	(109,528)	(108,620)	(98,754)	(84,609)	(46,884)	(43,983)	(35,782)
	55,332	53,303	49,898	50,046	42,924	53,991	33,495
Depreciation and depletion	(22,665)	(25,572)	(19,768)	(17,203)	(12,287)	(13,687)	(8,367)
Income and mining taxes -recovery (expenses)	(13,174)	(12,052)	(8,820)	(11,865)	(11,298)	(7,184)	(3,321)
Other income (expenses)	4	(93,725)	-	-	-	-	-
Non-controlling interest	(359)	(294)	(107)	(210)	-	-	-
Net earnings (loss)	19,138	(78,340)	21,203	20,768	19,339	33,120	21,807
Attributable Production (000's oz)	242	251	219	219	140	158	123
Weighted average total cash costs per ounce ($/oz)	445	425	436	389	348	315	294
Weighted average Gold Institute cash costs per ounce ($/oz)	437	413	416	368	329	290	271

CONSOLIDATED BALANCE SHEETS
(Unaudited)
(United States Dollars in 000s)
	September 30, 2007	December 31, 2006
	$	$
ASSETS
Current Assets:
Cash and cash equivalents (note 5)	105,768	101,500
Short term deposits	6,600	22,864
Gold bullion (market value $110,487; December 31, 2006 $93,981) (note 6)	49,012	49,012
Receivables and other	83,721	65,942
Inventories	69,244	61,325
Current assets held for sale (note 4)	-	17,924
	314,345	318,567
Other long-term assets	75,274	83,844
Working interests	104,606	87,086
Royalty interests	36,090	39,786
Mining assets	999,353	1,050,664
Exploration and development	222,951	200,588
Goodwill (note 7)	417,778	464,975
Long-term assets held for sale (note 4)	-	33,166
	1,856,052	1,960,109
	2,170,397	2,278,676
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	126,260	119,741
Dividends payable	-	17,570
Current portion of long-term liabilities	38,806	69,960
Current liabilities relating to assets held for sale (note 4)	-	9,240
	165,066	216,511
Long-term liabilities:
Long-term debt	5,695	9,625
Future income and mining tax liability	174,012	185,015
Asset retirement obligations	45,262	39,933
Accrued benefit liability	4,320	6,321
Long-term portion of forward sales liability	15,065	28,346
Long-term liabilities relating to assets held for sale (note 4)	-	15,862
	244,354	285,102
Non-controlling interest	4,472	3,712
Shareholders' equity:
Common shares (note 9)	1,632,457	1,625,994
Stock-based compensation	19,803	19,153
Warrants	24,393	24,403
Share purchase loans	(346)	(295)
Retained earnings	58,480	108,932
Accumulated other comprehensive income (loss) (note 10)	21,718	(4,836)
	1,756,505	1,773,351
	2,170,397	2,278,676

Commitments and contingencies (note 12)
Subsequent event (note 14)
See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(United States Dollars in 000s, except per share data)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	$	$	$	$
Revenues	170,221	65,659	483,885	182,095
Expenses:
Mining costs	106,755	30,621	317,015	80,343
Depreciation, depletion and amortization	26,882	11,243	79,054	30,623
	133,637	41,864	396,069	110,966
	36,584	23,795	87,816	71,129
Earnings from working interests	4,923	5,757	17,520	22,570
	41,507	29,552	105,336	93,699
Other expenses (income):
Corporate administration	8,893	4,954	25,247	11,300
Exploration	3,805	3,294	14,060	7,008
Impairment charge (note 3)	-	-	93,725	-
Foreign exchange	429	182	1,211	162
Non-hedge derivative gain (note 12b)	(1,236)	-	(752)	-
Investment income	(2,065)	(1,010)	(3,549)	(3,305)
Non-controlling interest	359	-	760	-
	10,185	7,420	130,702	15,165
Earnings (loss) before income and mining taxes	31,322	22,132	(25,366)	78,534
Income and mining taxes (recovery):
Current taxes	6,926	8,394	24,759	16,514
Future taxes	4,869	313	433	(1,094)
	11,795	8,707	25,192	15,420
Net earnings (loss)	19,527	13,425	(50,558)	63,114
Weighted average number of common shares
outstanding (000's) (note 9g)
Basic	293,404	175,842	293,083	167,890
Diluted	294,040	176,497	293,083	168,611
Basic net earnings (loss) per share	0.07	0.08	(0.17)	0.38
Diluted net earnings (loss) per share	0.07	0.08	(0.17)	0.37

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(Unaudited)
(United States Dollars in 000s)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	$	$	$	$
Retained earnings, beginning of period	38,953	103,710	108,932	54,021
Change in accounting policies, related
to financial instruments (note 1)	-	-	106	-
Restated balance, beginning of period	38,953	103,710	109,038	54,021

Net earnings (loss)	19,527	13,425	(50,558)	63,114
Retained earnings, end of period	58,480	117,135	58,480	117,135

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(Unaudited)
(United States Dollars in 000s)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	$	$	$	$
Net earnings (loss)	19,527	13,425	(50,558)	63,114
Other comprehensive income (loss), net of tax:
Cumulative translation adjustment
Unrealized gain on translation of the net
investment in self-sustaining foreign operations	11,800	-	26,863	-
Change in unrealized gains (losses) on
available-for-sale financial assets
-debenture receivable	-	-	(680)	-
-marketable securities	(821)	-	(3,947)	-
-income tax impact	208	-	488	-
	(613)	-	(4,139)	-
Reversal of the unrealized gain/loss following
the sale of the available-for- sale financial assets
-debenture receivable	400	-	400	-
-marketable securities	1,220	-	1,220	-
-income tax impact	(181)	-	(181)	-
	1,439	-	1,439	-
Total other comprehensive income, net of tax (note 10)	12,626	-	24,163	-
Comprehensive income (loss)	32,153	13,425	(26,395)	63,114

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(United States Dollars in 000s)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	$	$	$	$
Operating activities:
Net earnings (loss)	19,527	13,425	(50,558)	63,114
Settlement of accrued benefit liability	(17)	-	(2,088)	-
Items not affecting cash:
Impairment charge (note 3)	-	-	93,725	-
Earnings from working interests, net of dividends	(4,923)	(4,812)	(17,520)	(13,120)
Depreciation, depletion and amortization	26,882	11,456	79,054	30,999
Depreciation and depletion - deferred stripping and other	338	-	2,642	-
Amortization of forward sales liability	(4,157)	(3,774)	(12,187)	(7,451)
Gain on non-hedge derivatives and other assets	(8,048)	-	(18,387)	-
Gain on sale of royalties and repurchase of call options	-	-	-	(1,352)
Stock-based compensation	765	814	2,560	2,158
Unrealized foreign exchange losses (gains)	(3)	(78)	822	653
Accretion expenses - asset retirement obligations, net of
disbursements	282	140	2,943	414
Future benefit expenses	65	-	213	-
Non-controlling interest	359	-	760	-
Future income taxes	4,869	313	433	(1,094)
Change in non-cash working capital	(6,151)	435	(21,910)	(10,332)
	29,788	17,919	60,502	63,989
Investing activities:
Transaction costs, net of cash acquired (note 2)	-	(73)	-	(3,243)
Mining assets	(21,971)	(1,341)	(61,254)	(3,874)
Exploration and development	(3,371)	(2,332)	(18,280)	(6,438)
Note receivable	-	-	-	4,475
Distributions received from working interests	-	6,274	-	18,824
Short term deposits	(6,600)	8,862	16,222	(6,973)
Gold bullion royalties	-	(33)	-	(157)
Other assets	3,532	(1,645)	3,650	(2,071)
Proceeds from disposal of assets (note 4)	12,957	-	42,055	-
Proceeds from sale of royalty interests	-	-	-	13,850
	(15,453)	9,712	(17,607)	14,393
Financing activities:
Issue of common shares, net of issue costs	2,347	154	4,493	9,585
Dividends paid	-	-	(17,570)	(8,870)
Proceeds from loan	-	-	7,500	-
Repayment of long-term debt	(3,678)	-	(33,050)	(22,830)
Repurchase of call options	-	-	-	(3,363)
	(1,331)	154	(38,627)	(25,478)
Net increase in cash and cash equivalents	13,004	27,785	4,268	52,904
Cash and cash equivalents, beginning of period	92,764	70,653	101,500	45,534
Cash and cash equivalents, end of period	105,768	98,438	105,768	98,438
Supplemental cash flow information:
Interest paid	216	-	1,231	2,670
Income taxes paid (received)	18,897	(31)	23,564	5,119
See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements
(Unaudited. All amounts are in thousands of United States Dollars except where otherwise indicated.)

For the nine-month period ended September 30, 2007

The interim consolidated financial statements of IAMGOLD Corporation (“IAMGOLD” or “the Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada, except they do not contain all the disclosures as required for annual financial statements. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2006 except as noted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2006. The results of operations for the first nine month period of 2007 are not necessarily indicative of the results to be expected for the full year.

1.           Changes in Canadian Accounting Policies:

(a)  Financial Instruments, Comprehensive Income and Hedges:

Effective January 1, 2007, IAMGOLD adopted the new Canadian Institute of Chartered Accountants (“CICA”) accounting standards related to: Section 1530, “Comprehensive Income”, Section 3855, “Financial Instruments—Recognition and Measurement”, and Section 3865, “Hedges”.

Section 3855 “Financial Instruments—Recognition and Measurement”

One of the basic principles of Section 3855 is that fair value is the most relevant measure for financial instruments.

Financial assets must be classified into one of the four following categories:
•	Held-to-maturity investments (measured at cost);
•	Loans and receivables (measured at amortized cost);
•	Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);
•
Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in other comprehensive income until the asset is sold).

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

Section 1530 “Comprehensive Income”

According to Section 1530, comprehensive income is defined as net earnings and other comprehensive income and represents all changes in equity during a period, from transactions and events from non-owners. Accumulated other comprehensive income will include unrealized gains and losses on the translation of self sustaining foreign operations and unrealized gains/losses on financial assets which are classified as available-for-sale.

Impact:

On January 1, 2007, these changes in accounting policies required the following adjustments:

($000)	Balance December 31, 2006	Adjustments	Balance January 1, 2007
	$	$	$
Assets
Other long-term assets—Debenture receivable	2,000	280	2,280
Other long-term assets—Marketable securities	9,379	2,310	11,689
Other long-term assets—Gold receivable	15,281	(42)	15,239
Other long-term assets—Embedded derivative	-	148	148
Liabilities
Future income and mining tax liability	185,015	199	185,214
Shareholders’ equity Comprehensive income
Retained earnings	108,932	106	109,038
Cumulative translation adjustment	(4,836)	4,836	-
Other comprehensive loss	-	(2,445)	(2,445)

Marketable securities and debenture receivable are classified as available-for-sale assets and are measured at fair value using the last quoted price when available or a valuation technique such as the Black-Scholes pricing model. Unrealized gains or losses are reported as a separate component of other comprehensive income. When realized, they are recorded in net earnings.

Gold receivable is considered a hybrid instrument composed of a receivable and an embedded derivative that must be accounted for separately. The receivable is accounted for as an interest bearing receivable, with accrued interest charged to earnings. The embedded derivative is marked-to-market at each balance sheet date based on the change in gold price with the variation charged to earnings under “non-hedge derivative gain or loss”.

Long-term debt is accounted for at amortized cost, using the effective interest method which did not have any impact on its carrying value on the adoption date.

Adjustments to future income and mining tax liability reflect the tax impact of the previous adjustments.

During the third quarter of 2007, a decrease, net of income tax, in the fair value of marketable securities and debenture totaling $613 ($4,139 for the first nine months of 2007) was reflected in “accumulated other comprehensive loss”. The debenture receivable and some marketable securities were sold during the third quarter. Their respective unrealized losses net of income tax totaling $1,439 were reversed to net earnings. An unrealized gain on translation of the net investment in self-sustaining foreign operations totaling $11,800 for the third quarter of 2007 ($26,863 for the first nine months of 2007) was classified under other comprehensive income. The increase of the gold receivable embedded derivatives totaling $2,312 for the third quarter of 2007 (increase of $2,800 for the first nine months of 2007) was accounted for as a non-hedge derivative gain in the statement of earnings.

(b)	Stripping Costs:

EIC-160 – “Stripping Costs incurred in the production phase of a mining operation” requires that stripping costs be expensed unless the stripping activity can be shown to represent a betterment to the mineral property which requires such costs be capitalized. Any capitalized stripping costs or any opening existing balance should be amortized over the reserves that directly benefit from the stripping activity on a units of production basis. The application of this accounting treatment began on January 1, 2007 and was applied on a prospective basis.

There are capitalized stripping costs related to the Yatela mine for which a pit cutback of the main pit was approved in 2006. As a result of the deepening of the pit, the life of Yatela will be extended to 2010 rather than closing in 2007 as previously planned. Amortization is based on the estimated additional reserves of the pit deepening using the units-of-production method.

Reconciliation of capitalized stripping costs in 2007 is as follows:

	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2007
	$	$
Beginning balance	14,521	9,459
Stripping costs capitalized	2,448	9,484
Amortization	(206)	(2,180)
Ending balance	16,763	16,763

(c)	Future Accounting Changes:

Financial instruments—disclosures and presentation:

The CICA issued new accounting standards: 3862—Financial instruments – disclosures, and 3863—Financial instruments – presentation which will be effective for IAMGOLD on January 1, 2008. The new sections replace Section 3861—Financial instruments – disclosure and presentation, and require the disclosure of additional qualitative and quantitative information that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Capital disclosures:

On December 1, 2006, the CICA issued the new accounting standard: 1535—Capital disclosures which will be effective for IAMGOLD on January 1, 2008. Section 1535 specifies the disclosure of information that enables users of the Company’s financial statements to evaluate the entity’s objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.

Inventories:

In June 2007, the CICA issued Section 3031-Inventories which replaces Section 3030 and establishes standards for the measurement and disclosure of inventories. This section applies to fiscal years beginning on or after January 1, 2008. The main features of the new section are: Measurement at the lower of cost and net realizable value; Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects; Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories; Reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. This new section also provides for additional disclosure. The Company is currently evaluating the effect that the adoption of Section 3031 will have on its consolidated results of operations and financial condition.

2.	Acquisitions:

Gallery Gold Limited:

On March 22, 2006, the Company acquired all of the issued and outstanding shares of Gallery Gold Limited (“GGL”). The purchase price has been determined to be $202,329, including acquisition expenses of $2,479 and the purchase of GGL common share options for $2,402.

Cambior Inc.:

On November 8, 2006, the Company acquired all of the issued and outstanding shares of Cambior. The purchase price has been determined to be $1,104,704, including acquisition costs of $4,634. The Company has made a preliminary allocation of this price to the individual assets acquired and is in the process of determining the final allocation with the assistance of third party consultants. The final allocation will be completed during the fourth quarter of 2007.

Changes to Purchase Price Allocation:

The allocation of the fair values of the consideration paid for both transactions to the fair values of the identifiable assets and liabilities on the respective closing dates are set out below. The Company retained outside specialists to assist in determining the final allocations for GGL.

FAIR VALUE	GGL (Final)	Cambior (Preliminary)	Total
	$	$	$
Assets acquired and liabilities assumed:
Cash and cash equivalents	971	7,183	8,154
Mining assets	123,874	879,201	1,003,075
Exploration and development	99,775	98,869	198,644
Other assets	20,472	100,112	120,584
Net assets held for sale	-	26,343	26,343
Goodwill	62,837	325,791	388,628
Current liabilities	(11,186)	(94,010)	(105,196)
Long-term debt	(16,589)	(33,716)	(50,305)
Forward sales liability and gold call option	(59,711)	(16,205)	(75,916)
Asset retirement obligations	(2,791)	(38,380)	(41,171)
Accrued benefit liabilities	-	(9,829)	(9,829)
Future income and mining tax liabilities	(15,323)	(137,153)	(152,476)
Non-controlling interest	-	(3,502)	(3,502)
	202,329	1,104,704	1,307,033

Consideration paid:
Issue of 26,221,468 common shares of the Company	197,448	-	197,448
Issue of 116,258,765 common shares of the Company	-	1,062,605	1,062,605
Settlement of GGL common share options	2,402	-	2,402
Issue of 2,428,873 IAMGOLD equivalent options	-	13,062	13,062
Issue of warrants equivalent to 8,400,000 IAMGOLD shares	-	24,403	24,403
Transaction costs	2,479	4,634	7,113
	202,329	1,104,704	1,307,033

3.         Impairment Charge:

Due to the under performance of the Mupane mine over the last year, a review of all aspects on the operation was competed during the second quarter of 2007.  The long-term plan was updated based on estimated higher unit operating costs and a reduction of mineral reserves as well as estimated future realized gold prices.

In accordance with its accounting policies, the Company reviewed the carrying value of the Mupane mine based on its long-term plan, revised production costs and updated mineral reserves and determined that an impairment loss of $93,725 was necessary.  This charge to earnings was recognized as a reduction in goodwill, other long-term assets, and mining assets, by $32,782, $8,038, and $52,905, respectively.

Net estimated future cash flows from the Mupane mine were calculated, on an undiscounted basis, based on best estimates of future gold production, which were established using long-term gold price.  Future expected operating costs, capital expenditures and asset retirement obligations were based on the life of the mine.  The fair value was calculated by discounting the estimated future net cash flows using a single interest rate, commensurate with the risk. Management’s estimate of future cash flow is subject to risks and uncertainties therefore, it is reasonably possible that future changes could be required with respect to their cash flows and the overall value of the mine.

4.         Disposal of Assets:

Bauxite Operations

On February 13, 2007, the Company announced that it had concluded an agreement for the sale of its 70% equity interest in Omai Bauxite Mining Inc. (“OBMI”) and its 100% equity interest in Omai Services Inc. (“OSI”). The effective date of the agreement was December 31, 2006. Assets and liabilities related to OBMI and OSI were classified as assets and liabilities held for sale and the statement of cash flows separately disclosed the cash flows attributable to discontinued operations. The fair value of OBMI and OSI was considered in the purchase equation of Cambior (note 2) and revised with the receipt of $28,451 from the purchaser on March 21, 2007.

Non Core Assets

During the first nine months of 2007, the Company also disposed of marketable securities, debenture and other non-core assets.

5.         Cash and Cash Equivalents:

	September 30, 2007	December 31, 2006
	$	$
Corporate	84,152	71,111
Joint ventures	21,616	30,389
	105,768	101,500

6.          Gold Bullion:

	September 30, 2007	December 31, 2006
Ounces held (oz)	148,704	148,704
Weighted average acquisition cost ($/oz)	330	330
Acquisition cost ($)	49,012	49,012
Spot price for gold ($/oz)	743	632
Market value ($)	110,487	93,981

7.         Goodwill:

Nine Months Ended September 30, 2007

Goodwill, beginning of period	464,975
Goodwill adjustment—GGL (note 2)	(9,568)
Goodwill adjustment—Cambior (note 2)	(4,847)
Impairment—GGL (note 3)	(32,782)

Goodwill, end of period	417,778

8.        Long-term debt:

Following the acquisition of Cambior on November 8, 2006, the Company assumed a credit facility consisting of a non-revolving term loan and a revolving credit facility.

After scheduled repayments of $3,500 in the first, second and third quarter of 2007, the outstanding balance of the term loan at the end of the third quarter was $7,500.

For the revolving portion of the credit facility, the year end 2006 outstanding balance of $14,028 was fully repaid during the first quarter of 2007. As at September 30, 2007, the $30,000 revolving portion of the credit facility was not drawn upon except for $11,672 in letters of credit issued to guarantee asset retirement obligations.

9.           Share Capital:

(a)    Authorized:
Unlimited first preference of shares, issuable in series
Unlimited second preference shares, issuable in series
Unlimited common shares
Issued and outstanding common shares are as follows:

	Three Months Ended September 30, 2007		Nine Months Ended September 30, 2007
	Number of Shares	Amount	Number of Shares	Amount
		$		$
Issued and outstanding, beginning	293,122,637	1,629,473	292,559,957	1,625,994
Exercise of options	519,845	2,905	1,030,461	5,932
Share purchase plan	-	-	5,613	50
Warrants exercised	-	-	3,360	37
Share bonus plan	10,000	79	53,091	444
Issued and outstanding, end	293,652,482	1,632,457	293,652,482	1,632,457

(b)	Share options:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants.

A summary of the status of the Company’s share option plan as of September 30, 2007, and changes during the first nine months then ended is presented below. All exercise prices are denominated in Canadian dollars. The exchange rates at September 30, 2007 and December 31, 2006 were 0.9948 and 1.1654 respectively.

	Three Months Ended September 30, 2007		Nine Months Ended September 30, 2007
	Options	Weighted average exercise price (C$)	Options	Weighted average exercise price (C$)
Outstanding, beginning	6,798,871	8.46	5,685,495	7.66
Granted	43,500	8.13	1,739,000	10.04
Exercised	(519,845)	4.78	(1,030,461)	4.76
Forfeited	(220,000)	10.53	(291,508)	10.42
Outstanding, end	6,102,526	8.64	6,102,526	8.64
Exercisable, September 30, 2007			3,263,359	7.42

The fair value of the options granted during 2007 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions.  The expected life of these options is five years and the estimated fair value will be expensed over the options’ vesting period of four years.

2007
Risk free interest rate	4%
Volatility	37%
Dividend	1%

(c)	Share bonus plan:

The Company has a share bonus plan for employees whereby a maximum of 600,000 common shares may be awarded.

Number of shares	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2007
Outstanding, beginning	158,801	85,092
Granted	5,000	121,800
Issued	(10,000)	(53,091)
Outstanding, end	153,801	153,801

(d)	Share purchase plan:

The existing share purchase plan was terminated on December 31, 2006, and replaced by a new share purchase plan whereby the Company will contribute 75% of the participant’s contribution towards the purchase of shares on the open market. Common shares purchased under the plan are restricted until December of each year. During the first quarter of 2007, 5,613 shares were issued for $50 under the terminated plan relating to shares issuable and expensed at December 31, 2006.

(e)	Stock-based compensation:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	$	$	$	$
Share options (b)	523	744	1,957	1,821
Share bonus plan (c)	242	135	603	397
Share purchase plan (d)	-	26	-	82
Total	765	905	2,560	2,300

(f)	Warrants:

On acquisition of Cambior, 20,000,000 warrants were issued, exercisable for 8,400,000 shares at a price of C$8.93 each.  During the second quarter of 2007, 8,000 warrants were exercised to acquire 3,360 shares. The remaining 19,992,000 warrants expire August 12, 2008.

(g)	Earnings per share:

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Basic net earnings (loss) per share computation:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	$	$	$	$
Numerator:
Net earnings (loss)	19,527	13,425	(50,558)	63,114
Denominator (000’s):
Average common shares outstanding	293,404	175,842	293,083	167,890
Basic net earnings (loss) per share ($ per share)	0.07	0.08	(0.17)	0.38

Diluted net earnings (loss) per share computation:

	Three Months Ended September 30,		Nine Months Ender September 30,
	2007	2006	2007	2006
	$	$	$	$
Numerator:
Net earnings (loss)	19,527	13,425	(50,558)	63,114
Denominator (000’s):
Average common shares outstanding	293,404	175,842	293,083	167,890
Dilutive effect of employee stock options	636	655	-	721
Dilutive effect of warrants	-	-	-	-
Total average common shares outstanding	294,040	176,497	293,083	168,611
Diluted net earnings (loss) per share ($ per share)	0.07	0.08	(0.17)	0.37

Stock options and warrants excluded from the computation of diluted earnings (loss) per share which could be dilutive in the future were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(000’s)	2007	2006	2007	2006
Outstanding options	3,956	790	6,103	1,285
Warrants	8,397	-	8,397	-
	12,353	790	14,500	1,285

(h)	Flow-through common shares:

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation.  If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at September 30, 2007, there was no remaining commitment with respect to unspent resource expenditures under flow-through common share agreements.

10.            Accumulated Other Comprehensive Income (Loss)

	Cumulative translation adjustment	Unrealized gain (loss) on debenture receivable	Unrealized gain (loss) on marketable securities	Income t ax impact	Accumulated other comprehensive income (loss)

Balance as at December 31, 2006	(4,836)	-	-	-	(4,836)
Change in accounting policy for financial instruments (note 1)	-	280	2,310	(199)	2,391
Adjusted balance, beginning of period	(4,836)	280	2,310	(199)	(2,445)
Change during the first quarter of 2007	1,595	(360)	(883)	127	479
Balance as at March 31, 2007	(3,241)	(80)	1,427	(72)	(1,966)
Change during the second quarter of 2007	13,468	(320)	(2,243)	153	11,058
Balance as at June 30, 2007	10,227	(400)	(816)	81	9,092
Change during the third quarter of 2007	11,800	400	399	27	12,626
Balance as at September 30, 2007	22,027	-	(417)	108	21,718

11.           Fair value of financial instruments

     The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments and commodities:

	September 30, 2007		December 31, 2006
	Carrying value	Fair value	Carrying value	Fair Value
	$	$	$	$
Financial Assets
Cash and cash equivalents (1)	105,768	105,768	101,500	101,500
Short-term deposits (1)	6,600	6,600	22,864	22,864
Gold bullion(2)	49,012	110,487	49,012	93,981
Receivables excluding gold receivable (1)	61,643	61,643	49,142	49,142
Debenture receivable (3)	-	-	2,000	2,280
Marketable securities(4)	3,328	3,328	9,379	10,830
Gold receivable (5)	19,095	18,313	15,281	15,120
Restricted cash and other (1)	1,783	1,783	1,179	1,179

Financial liabilities
Accounts payable and accrued liabilities (1)	126,260	126,260	128,981	128,981
Long-term debt (including current portion) (6)	13,871	13,871	38,888	38,888
Gold forwards (Note 12 (a))(7)	34,310	52,114	61,194	69,449

(1)
Recorded at amortized cost. The fair value of cash and cash equivalents, short-term deposits, receivables excluding gold receivable, restricted cash and other and, accounts payable and accrued liabilities is equivalent to the carrying amount given the short maturity period.

(2)	Recorded at amortized cost. The carrying value of the gold bullion represents its cost and the fair value is based on the spot price for gold at the end of the period.

(3)	Recorded at fair value. The fair value of the debenture receivable is based on the last quoted market price of the related shares.

(4)	Recorded at fair value. The fair value of the marketable securities was based on the last quoted market price and on the Black-Scholes pricing model for options included in the Company’s portfolio.

(5)
The contract is accounted for as an interest bearing receivable. The embedded derivative is marked-to-market based on the change in gold price between the inception date of the contract and the end of the period.

(6)
Recorded at amortized cost. Since most of the long-term debt is variable rate debt, the fair value of the Company’s long-term debt is equivalent to the carrying amount. Fair value is estimated using discounted cash flow analysis based on the Company’s current borrowing rate for similar borrowing arrangements.

(7)
The Company obtains a valuation from counterparty of its portfolio of gold and foreign exchange commitments.  This valuation is based on forward rates considering the market price, rate of interest, gold lease rate and volatility.

12.	Commitments and Contingencies:

(a)	Gold sales commitments:

On the acquisition of Cambior in November 2006, the Company assumed gold sales commitments of 56,420 ounces to be delivered in 2007 at $350 per ounce. The estimated fair value was recognized on the balance sheet and these commitments are treated as non-hedge instruments. As at September 30, 2007, the marked-to-market value of the remaining 4,342 ounces was $1,712 and the change in market value during the first nine month period of 2007 was included in the earnings statement as a non-hedge derivative loss. On delivery of gold into the forward contracts, the related marked-to-market value is amortized and recorded into gold revenue.

As of September 30, 2007, the remaining outstanding forward sales contracts acquired on acquisition of GGL (Mupane) were as follows:

Year	Forward Sales (oz)	Average Forward Price ($/oz)
2007	19,444	402
2008	77,776	402
2009	43,888	407
Total	141,108	404

The Mupane forward sales contracts are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices.  On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue. During the first nine month period of 2007, 58,332 ounces of gold were delivered under forward sales contracts.

The estimated fair value of the Company’s gold forward sales, calculated using forward rates considering market prices, interest rate, gold lease rate and volatilities, was as follows:

	September 30, 2007	December 31, 2006
	$	$
Fair value of non-hedge derivatives - Forwards (Cambior)	1,712	16,409
Fair value of normal sales contracts (Mupane)	50,402	53,040
Estimated mark-to-market value	52,114	69,449
Recognized on the balance sheet:
Non-hedge derivatives – Forwards (Cambior)	1,712	16,409
Forward sales liability – Normal sales (Mupane)	32,598	44,785
	34,310	61,194
Off-balance sheet – net fair value of forwards	17,804	8,255

(b)	Non-hedge derivative gain (loss):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	$	$	$	$
Variation of the fair value of the non- hedge derivative instruments	(1,076)	-	(2,048)	-
Gain resulting from the variation in market prices of ounces of gold receivable	2,312	-	2,800	-
Non-hedge derivative gain	1,236	-	752	-

(c)	Other Contractual Commitments
As at September 30, 2007, the Company had contractual commitments to complete facilities, summarized as follows:
$
Niobec	1,523
Caiman	3,918
Rosebel	3,181
Sadiola	1,770
10,392

(d)	Claims

The Company is subject to various claims, legal proceedings, tax assessments, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company’s financial condition.

13.            Segmented Information:

(a)
As a result of the acquisitions of GGL and Cambior and the sale of the majority of the Company’s gold royalties in 2006, the reportable segments have been revised. Comparative figures have been reclassified to conform to the new segments.

The Company’s gold mine segment is divided into geographic segments, as follows:

Mali:	Joint venture in Sadiola (38%) and Yatela (40%)
Ghana:	Working interests in Tarkwa and Damang (18.9%)
Botswana:	Mupane mine
Canada:	Doyon division and Sleeping Giant mine
Suriname:	Rosebel Mine
Guyana:	Omai gold mine

The Company’s segments also include non-gold activities (Niobec mine located in Canada and diamond royalty on the Diavik mine located in Canada), Exploration and development, and Corporate.

				Gold Mines
	Mali	Ghana	Botswana	Canada	Suriname	Guyana	Gold Mines
September 30, 2007
Cash, short-term deposits and gold bullion	21,616	-	9,311	1	962	105	31,995
Other current assets	32,401	-	8,161	21,052	28,485	395	90,494
Working interests	-	104,606	-	-	-	-	104,606
Goodwill	-	59,160	-	68,237	211,586	-	338,983
Other long-term assets	105,092	-	50,208	157,970	455,258	8,495	777,023
	159,109	163,766	67,680	247,260	696,291	8,995	1,343,101
Current liabilities	34,911	-	26,182	22,778	33,801	2,806	120,478
Long-term liabilities	9,773	-	18,578	31,445	140,265	-	200,061
	44,684	-	44,760	54,223	174,066	2,806	320,539

	Gold Mines	Non Gold Exploration and		Corporate	Total
			Development
September 30, 2007
Cash, short-term deposits and gold bullion	31,995	(85)	1,904	127,566	161,380
Other current assets	90,494	28,550	2,127	31,794	152,965
Working interests	104,606	-	-	-	104,606
Goodwill	338,983	-	76,024	2,771	417,778
Other long-term assets	777,023	311,904	225,356	19,385	1,333,668
	1,343,101	340,369	305,411	181,516	2,170,397
Current liabilities	120,478	11,045	5,374	28,169	165,066
Long-term liabilities	200,061	19,314	24,473	506	244,354
	320,539	30,359	29,847	28,675	409,420

				Gold Mines
	Mali	Ghana	Botswana	Canada	Suriname	Guyana	Gold Mines
December 31, 2006
Cash, short-term deposits and gold bullion	30,389	-	10,177	28	545	209	41,348
Other current assets	38,723	-	7,277	7,231	24,089	1,188	78,508
Working interests	-	87,086	-	-	-	-	87,086
Goodwill	-	59,160	38,823	89,854	182,959	-	370,796
Other long-term assets	90,459	-	136,309	150,718	456,750	8,741	842,977
	159,571	146,246	192,586	247,831	664,343	10,138	1,420,715
Current liabilities	33,639	-	20,855	22,904	25,511	3,713	106,622
Long-term liabilities	10,522	-	39,508	25,803	136,700	-	212,533
	44,161	-	60,363	48,707	162,211	3,713	319,155

	Gold Mines	Non Gold Exploration and		Corporate	Total
			Development
December 31, 2006
Cash, short-term deposits and gold bullion	41,348	679	2,940	128,409	173,376
Other current assets	78,508	22,675	2,832	23,252	127,267
Working interests	87,086	-	-	-	87,086
Goodwill	370,796	-	91,407	2,772	464,975
Other long-term assets	842,977	300,808	203,196	27,901	1,374,882
Assets held for sale	-	51,090	-	-	51,090
	1,420,715	375,252	300,375	182,334	2,278,676
Current liabilities	106,622	8,013	6,514	86,122	207,271
Long-term liabilities	212,533	22,806	30,940	2,961	269,240
Liabilities relating to assets held for sale	-	25,102	-	-	25,102
	319,155	55,921	37,454	89,083	501,613

				Gold Mines
	Mali	Ghana	Botswana	Canada	Suriname	Guyana	Gold Mines
Three months ended September 30, 2007
Revenues	45,638	-	15,669	30,265	49,105	-	140,677
Earnings from working interests	-	4,923	-	-	-	-	4,923
	45,638	4,923	15,669	30,265	49,105	-	145,600
Operating costs of mine	21,444	-	14,069	22,852	33,859	984	93,208
Depreciation, depletion and amortization	2,861	-	4,160	4,779	8,392	-	20,192
Other expense	(149)	-	(57)	350	540	82	766
Interest and investment expense (income)	(207)	-	(101)	(1)	(18)	(5)	(332)
Non-controlling interest	-	-	-	-	359	-	359
Income and mining taxes (recovery)	7,617	-	1,736	454	2,462	-	12,269
	31,566	-	19,807	28,434	45,594	1,061	126,462
Net earnings (loss)	14,072	4,923	(4,138)	1,831	3,511	(1,061)	19,138
Capital expenditures	3,828	6,241	325	3,140	9,638	-	23,172

	Gold Mines	Non Gold	Exploration and	Corporate	Total
			Development
Three months ended September 30, 2007
Revenues	140,677	29,544	-	-	170,221
Earnings from working interests	4,923	-	-	-	4,923
	145,600	29,544	-	-	175,144
Operating costs of mine	93,208	13,018	-	3	106,229
Depreciation, depletion and amortization	20,192	6,690	-	-	26,882
Other expense	766	1,256	3,678	6,956	12,656
Interest and investment expense (income)	(332)	90	(181)	(1,881)	(2,304)
Non-controlling interest	359	-	-	-	359
Income and mining taxes (recovery)	12,269	(49)	(327)	(98)	11,795
	126,462	21,005	3,170	4,980	155,617
Net earnings (loss)	19,138	8,539	(3,170)	(4,980)	19,527
Capital expenditure	23,172	5,040	3,371	-	31,583

				Gold Mines
	Mali	Ghana	Botswana	Canada	Suriname	Guyana	Gold Mines
Three months ended September 30, 2006
Revenues	51,059	-	12,595	-	-	-	63,654
Earnings from working interests	-	5,757	-	-	-	-	5,757
	51,059	5,757	12,595	-	-	-	69,411
Operating costs of mine	20,458	-	9,921	-	-	-	30,379
Depreciation, depletion and amortization	6,530	-	3,648	-	-	-	10,178
Other expense	314	-	238	-	-	-	552
Interest and investment expense (income)	(261)	-	(51)	-	-	-	(312)
Income and mining taxes (recovery)	9,085	-	190	-	-	-	9,275
	36,126	-	13,946	-	-	-	50,072
Net earnings (loss)	14,933	5,757	(1,351)	-	-	-	19,339
Capital Expenditure	461	4,561	-	-	-	-	5,022

	Gold Mines	Non Gold	Exploration and	Corporate	Total
			Development
Three months ended September 30, 2006
Revenues	63,654	1,953	-	52	65,659
Earnings from working interests	5,757	-	-	-	5,757
	69,411	1,953	-	52	71,416
Operating costs of mine	30,379	-	-	-	30,379
Depreciation, depletion and amortization	10,178	1,051	-	14	11,243
Other expense	552	(27)	3,448	5,011	8,984
Interest and investment expense (income)	(312)	-	(83)	(927)	(1,322)
Income and mining taxes (recovery)	9,275	(1,692)	(383)	1,507	8,707
	50,072	(668)	2,982	5,605	57,991
Net earnings (loss)	19,339	2,621	(2,982)	(5,553)	13,425
Capital Expenditure	5,022	-	2,332	-	7,354

				Gold Mines
	Mali	Ghana	Botswana	Canada	Suriname	Guyana	Gold Mines
Nine months ended September 30, 2007
Revenues	135,810	-	41,732	94,163	127,361	-	399,066
Earnings from working interests	-	17,520	-	-	-	-	17,520
	135,810	17,520	41,732	94,163	127,361	-	416,586
Operating costs of mine	63,225	-	39,644	68,768	91,042	1,315	263,994
Depreciation, depletion and amortization	8,474	-	16,419	14,496	21,397	-	60,786
Other expense	1,694	-	94,166	658	1,960	3,067	101,545
Interest and investment expense (income)	(855)	-	(302)	308	(46)	(7)	(902)
Non-controlling interest	-	-	-	-	760	-	760
Income and mining taxes (recovery)	23,159	-	1,736	52	3,455	-	28,402
	95,697	-	151,663	84,282	118,568	4,375	454,585
Net earnings (loss)	40,113	17,520	(109,931)	9,881	8,793	(4,375)	(37,999)
Capital expenditures	13,998	27,930	898	13,339	19,828	-	75,993

	Gold Mines	Non Gold	Exploration and	Corporate	Total
			Development
Nine months ended September 30, 2007
Revenues	399,066	84,819	-	-	483,885
Earnings from working interests	17,520	-	-	-	17,520
	416,586	84,819	-	-	501,405
Operating costs of mine	263,994	45,975	-	19	309,988
Depreciation, depletion and amortization	60,786	18,268	-	-	79,054
Other expense	101,545	2,767	13,884	23,088	141,284
Interest and investment expense (income)	(902)	133	(189)	(3,357)	(4,315)
Non-controlling interest	760	-	-	-	760
Income and mining taxes (recovery)	28,402	149	(1,014)	(2,345)	25,192
	454,585	67,292	12,681	17,405	551,963
Net earnings (loss)	(37,999)	17,527	(12,681)	(17,405)	(50,558)
Capital expenditures	75,993	13,191	18,280	-	107,464

				Gold Mines
	Mali	Ghana	Botswana	Canada	Suriname	Guyana	Gold Mines
Nine months ended September 30, 2006
Revenues	149,987	-	26,947	-	-	-	176,934
Earnings from working interests	-	22,570	-	-	-	-	22,570
	149,987	22,570	26,947	-	-	-	199,504
Operating costs of mine	60,528	-	19,401	-	-	-	79,929
Depreciation, depletion and amortization	20,037	-	7,891	-	-	-	27,928
Other expense	2,010	-	380	-	-	-	2,390
Interest and investment expense (income)	(1,953)	-	(23)	-	-	-	(1,976)
Income and mining taxes (recovery)	17,189	-	(222)	-	-	-	16,967
	97,811	-	27,427	-	-	-	125,238
Net earnings (loss)	52,176	22,570	(480)	-	-	-	74,266
Capital expenditures	2,574	12,281	-	-	-	-	14,855

	Gold Mines	Non Gold	Exploration and	Corporate	Total
			Development
Nine months ended September 30, 2006
Revenues	176,934	5,026	-	135	182,095
Earnings from working interests	22,570	-	-	-	22,570
	199,504	5,026	-	135	204,665
Operating costs of mine	79,929	-	-	-	79,929
Depreciation, depletion and amortization	27,928	2,706	-	(11)	30,623
Other expense	2,390	775	7,232	10,463	20,860
Interest and investment expense (income)	(1,976)	-	(95)	(3,210)	(5,281)
Income and mining taxes (recovery)	16,967	(2,469)	(383)	1,305	15,420
	125,238	1,012	6,754	8,547	141,551
Net earnings (loss)	74,266	4,014	(6,754)	(8,412)	63,114
Capital expenditures	14,855	-	6,438	-	21,293

44

(b)	Joint ventures

The Company’s share of mining asset additions in the Company’s joint ventures for the third quarter of 2007 was $3,828 ($702 during the third quarter of 2006) and $13,998 for the nine month period ended September 30, 2007 (decrease of $1,901 for the nine month period ended September 30, 2006).

The Company’s share of cash in the joint ventures is not under the Company’s direct control. The Company’s share of joint venture cash flows was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	$	$	$	$
Cash flows from operations	16,986	28,723	46,325	73,120
Cash flows from (used in) investments	(3,828)	(702)	(13,998)	1,901
Cash flows used in financing	-	-	-	(8,034)

14.        Subsequent Event:

Agreement to sell the Sleeping Giant Mine:

On October 9, 2007, IAMGOLD announced that an option agreement has been signed with Cadiscor Resources Inc. (“Cadiscor”) granting them the right to purchase the Sleeping Giant Mine after the completion of mining and processing for total consideration of up to C$7,000.

In the deal reached with Cadiscor, IAMGOLD will continue to mine and process reserves at Sleeping Giant until the end of its current reserve life at which time, Cadiscor will purchase the property and all the related infrastructure assets.  Under the agreement, upon the formal closing planned during the fourth quarter of 2007, Cadiscor will pay C$300 in cash and issue to IAMGOLD 0.6 million common shares and 1.0 million common share purchase warrants entitling IAMGOLD to purchase one common share at a price of C$1.00 until April 1, 2009. Upon exercise of the option to purchase Sleeping Giant, expected late in 2008 but no later than April 1, 2009, Cadiscor will pay C$5,000 in cash or Cadiscor common share equivalent less the maximum allowable discount permitted by the TSX Venture Exchange. IAMGOLD will also receive C$1,000 in cash or Cadiscor common share equivalent after 300,000 tonnes of ore from any source are processed through the mill and will retain an net smelter return royalty on future production from Sleeping Giant.

15.       Comparative figures:

Certain 2006 comparative figures have been reclassified to the financial statement presentation adapted in 2007.